

100 NE Adams Street
Peoria, Illinois 61629

Notice of Annual Meeting of Stockholders
Wednesday, April 10, 2002
1:30 p.m. — Central Daylight Time

Bank One Auditorium
1 Bank One Plaza
Chicago, Illinois 60670

March 1, 2002

Fellow stockholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2002 Caterpillar Inc. Annual Meeting of Stockholders to:

- elect directors;
- act on management proposals;
- act on stockholder proposals, if properly presented; and
- conduct other business properly brought before the meeting.

Attendance and voting is limited to stockholders of record at the close of business on February 11, 2002.

Sincerely yours,

Glen A. Barton
Chairman

Table of Contents

Voting Matters

Record Date Information

Each share of Caterpillar stock you own as of February 11, 2002 entitles you to one vote. On February 11, 2002, there were 343,445,049 shares of Caterpillar common stock outstanding.

Voting by Telephone or Internet

Caterpillar is again offering shareholders the opportunity to vote by phone or via the Internet. Instructions for shareholders interested in using either of these methods to vote are set forth on the enclosed proxy and/or voting instruction card.

If you vote by phone or via the Internet, please have your proxy and/or voting instruction card available. The control number appearing on your card is necessary to process your vote. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail. In the opinion of counsel, voting by phone and via the Internet are valid proxy voting methods under Delaware law and Caterpillar bylaws.

Giving your Proxy to Someone Other than Individuals Designated on the Card

If you want to give your written proxy to someone other than individuals named on the proxy card:

- cross out individuals named and insert the name of the individual you are authorizing to vote; or

- provide a written authorization to the individual you are authorizing to vote along with your proxy card.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. If at least one-third of Caterpillar stockholders are present in person or by proxy, a quorum will exist. Abstentions and broker non-votes are counted as present for establishing a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Vote Necessary for Action

Directors are elected by a plurality vote of the shares present at the meeting, meaning that the director nominee with the most affirmative votes for a particular slot is elected for that slot. In an uncontested election for directors, the plurality requirement is not a factor.

Other actions require an affirmative vote of the majority of shares present at the meeting. Abstentions and broker non-votes have the effect of a no vote on matters other than director elections.

Votes submitted by mail, telephone or Internet will be voted by the individuals named on the card in the manner you indicate. If you do not specify how you want your shares voted, they will be voted in accordance with management's recommendations. You may change your vote by voting in person at the Annual Meeting or by submitting another proxy that is dated later. If you vote via the Internet or by telephone, the last vote cast will supercede all previous votes.

The Caterpillar Board of Directors

Structure

Our Board of Directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term.

Directors elected at the 2002 Annual Meeting of Stockholders will hold office for a three-year term expiring in 2005. Other directors are not up for election this year and will continue in office for the remainder of their terms. James P. Gorter will not stand for re-election, because he has reached the mandatory retirement age of 72. We wish to thank Jim for his years of loyal service to our Board.

If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the Board or, as an alternative, the Board may reduce the number of directors to be elected at the meeting.

 ## PROPOSAL 1 — Election of Directors

Directors Up For Election This Year for Terms Expiring in 2005

- *W. FRANK BLOUNT,* 63, Chairman and CEO of JI Ventures, Inc. (venture capital firm). Prior to his current position, Mr. Blount served as Chairman and CEO of Cypress Communications Inc. (telecommunications) and Director and CEO of Telstra Corporation Limited (telecommunications). Other directorships: ADTRAN, Inc.; Alcatel S.A.; Entergy Corporation; Global Light Telecommunications Inc.; and Hanson PLC. Mr. Blount has been a director of the Company since 1995.

- *JOHN R. BRAZIL,* 55, President of Trinity University (San Antonio, TX). Former President of Bradley University (Peoria, IL). Dr. Brazil has been a director of the Company since 1998.

- *PETER A. MAGOWAN,* 59, former Chairman and CEO of Safeway Inc. (leading food retailer). Mr. Magowan is President and Managing General Partner of the San Francisco Giants (Major League Baseball team). Other directorships: DaimlerChrysler AG and Safeway Inc. Mr. Magowan has been a director of the Company since 1993.

- *CLAYTON K. YEUTTER,* 71, Of Counsel to Hogan & Hartson (Washington, D.C. law firm). Other directorships: Oppenheimer Funds and Weyerhaeuser Co. Mr. Yeutter has been a director of the Company since 1991.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES PRESENTED IN PROPOSAL 1.

Directors Remaining in office until 2004

- *JOHN T. DILLON,* 63, Chairman and CEO of International Paper (paper and forest products). Prior to his current position, Mr. Dillon served as President and Chief Operation Officer of International Paper. Other directorship: Kellogg Co. Mr. Dillon has been a director of the Company since 1997.

- *JUAN GALLARDO,* 54, Chairman of Grupo Embotelladoras Unidas S.A. de C.V. (bottling); Chairman of Mexico Fund Inc. (mutual fund); and Vice Chairman of Home Mart de Mexico, S.A. de C.V. (retail trade). Former Chairman and CEO of Grupo Azucarero Mexico, S.A. de C.V. (sugar mills). Other directorships: NADRO S.A. de C.V. and Grupo Mexico, S.A. de C.V. Mr. Gallardo has been a director of the Company since 1998.

- *WILLIAM A. OSBORN,* 54, Chairman and CEO of Northern Trust Corporation (multibank holding company) and The Northern Trust Company (bank). Other directorships: Nicor Inc. and Tribune Company. Mr. Osborn has been a director of the Company since 2000.

- *GORDON R. PARKER,* 66, former Chairman of Newmont Mining Corporation (production, worldwide exploration for, and acquisition of gold properties). Other directorships: Gold Fields Limited; Phelps Dodge Corporation; and The Williams Companies, Inc. Mr. Parker has been a director of the Company since 1995.

Directors Remaining in Office Until 2003

- *LILYAN H. AFFINITO,* 70, former Vice Chairman of Maxxam Group Inc. (forest products operations, real estate management and development, and aluminum production). Other directorships: KeySpan Corporation and Kmart Corporation. Ms. Affinito has been a director of the Company since 1980.

- *GLEN A. BARTON,* 62, Chairman and CEO of Caterpillar Inc. (machinery, engines, and financial products). Prior to his current position, Mr. Barton served as Vice Chairman and as Group President of Caterpillar. Other directorships: Inco Ltd. and Newmont Mining Corporation. Mr. Barton has been a director of the Company since 1998.

- *DAVID R. GOODE,* 61, Chairman, President, and CEO of Norfolk Southern Corporation (holding company engaged principally in surface transportation). Other directorships: Delta Air Lines, Inc.; Georgia-Pacific Corporation; and Texas Instruments Incorporated. Mr. Goode has been a director of the Company since 1993.

- *CHARLES D. POWELL,* 60, Chairman of Sagitta Asset Management Limited (asset management) and Louis Vuitton U.K. Ltd. (luggage and leather goods). Former Chairman of Phillips Fine Art Auctioneers (art, jewelry, and furniture auction). Other directorships: LVMH Moet-Hennessy Louis Vuitton and Textron Corporation. Lord Powell has been a director of the Company since 2001.

- *JOSHUA I. SMITH,* 60, Chairman and Managing Partner of the Coaching Group, LLC (management consulting). As part of the Coaching Group, Mr. Smith served as former Vice Chairman and Chief Development Officer of iGate, Inc. (broadband networking company). Mr. Smith is also Chairman and CEO of The MAXIMA Corporation (computer systems and management information products and services). Other directorships: CardioComm Solutions Inc.; Federal Express Corporation; and The Allstate Corporation. Mr. Smith has been a director of the Company since 1993.

Board Meetings and Committees

In 2001, our Board met six times. In addition to those meetings, directors attended meetings of individual Board committees. For our incumbent Board as a whole, attendance in 2001 at Board and committee meetings was 98.8%.

Our Board has four standing committees.

The *Audit Committee* assists the Board in fulfilling its oversight responsibilities for financial matters. The Committee performs this function by monitoring Caterpillar's financial reporting process and internal controls and by assessing the audit efforts of Caterpillar's independent auditors and internal auditing department. The Committee also recommends the independent auditor for appointment by the Board and reviews updates on emerging accounting and auditing issues provided by the independent auditor and by management, to assess their potential impact on Caterpillar. All members of the Committee are independent as defined by New York Stock Exchange rules and meet financial literacy guidelines adopted by the Board. During 2001, the Committee held four meetings.

The *Compensation Committee* assists the Board of Directors in fulfilling its responsibilities in connection with the compensation of company directors, officers and employees. It performs this function by approving and recommending standards for the Company's compensation programs and plans, including various incentive compensation, retirement and other benefit plans. The Committee conducts annual reviews of the performance of the Company's Chief Executive Officer and fixes his compensation. The Committee also reviews the Company's salaried and management compensation practices, including the methodologies for setting employee and officer salaries, and fixes the salary and other compensation of all officers of the Company. During 2001, the Committee held four meetings.

The *Nominating and Governance Committee* makes recommendations to the Board regarding the appropriate size and composition of the Board, and monitors and makes recommendations regarding the Board's performance. The Committee also makes recommendations regarding the criteria for the selection of candidates to serve on the Board and evaluates and makes recommendations on proposed candidates, including recommending the slate of nominees for election at annual meetings of stockholders. The Committee also recommends candidates for election as officers of the Company (including Chairman and CEO), monitors compliance with the Board's Guidelines on Corporate Governance Issues, and administers the Board's annual self-evaluation process. The Committee considers director nominees from stockholders for election at the annual stockholders' meeting. Stockholder nominations must be in writing and received by Caterpillar's Corporate Secretary not later than ninety days in advance of the meeting (nomination procedures are discussed in greater detail in our bylaws which will be provided upon written request). During 2001, the Committee held two meetings.

The *Public Policy Committee* provides general oversight with respect to matters of public and social policy affecting the Company domestically and internationally, including investor, consumer and community relation issues and employee safety programs, policies and procedures. The Committee oversees the Company's Code of Worldwide Business Conduct, Policy Letters, and compliance programs and reviews major legislative proposals and proposed regulations involving matters not falling within the substantive coverage of any other committee of the Board. During 2001, the Committee held three meetings.

Committee Membership (as of December 31, 2001)				
	Audit	**Compensation**	**Nominating & Governance**	**Public Policy**
Lilyan H. Affinito	✔		✔	
Glen A. Barton				
W. Frank Blount	✔		✔	
John R. Brazil		✔		✔*
John T. Dillon	✔		✔*	
Juan Gallardo	✔	✔		
David R. Goode	✔*	✔		
James P. Gorter	✔	✔*		
Peter A. Magowan		✔		✔
William A. Osborn	✔	✔		
Gordon R. Parker			✔	✔
Charles D. Powell		✔		✔
Joshua I. Smith			✔	✔
Clayton K. Yeutter			✔	✔
* Chairman of Committee				

Director Compensation

Of our current Board members, only Mr. Barton is a salaried employee of Caterpillar. Board members that are not salaried employees of Caterpillar receive separate compensation for Board service. Effective January 1, 2002, that compensation includes:

Annual Retainer:	$60,000
Attendance Fees:	$1,000 for each Board meeting $1,000 for each Board Committee meeting Expenses related to attendance
Committee Chairman Stipend:	$5,000 annually
Stock Options:	4,000 shares annually

Under Caterpillar's Directors' Deferred Compensation Plan, directors may defer fifty percent or more of their annual compensation in an interest-bearing account or an account representing shares of Caterpillar stock. Under the 1996 Stock Option and Long-Term Incentive Plan, directors may also elect to receive all or a portion of their annual retainer fees, attendance fees, or stipends in shares of Caterpillar stock.

Our directors also participate in a Charitable Award Program. In the year of a director's death, the first of ten equal annual installments is paid to charities selected by the director and to the Caterpillar Foundation. The maximum amount payable under the program is $1 million on behalf of each eligible director and is based on the director's length of service. The program is financed through the purchase of life insurance policies, and directors derive no financial benefit from the program.

Legal Proceedings

Joshua I. Smith is Chairman and Chief Executive Officer of The MAXIMA Corporation. On June 26, 1998, that corporation filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States District Court for the Southern District of Maryland.

On May 11, 2000, the First Circuit Court in Mexico City granted Grupo Azucarero Mexico, S.A. de C.V., a public company of which Juan Gallardo is the controlling shareholder, suspension of payments protection, which is legal protection similar to Chapter 11 of the U.S. Bankruptcy Code. This protection enables the company to continue its operations while meeting its financial obligations in an orderly fashion.

Certain Related Transactions

In October 1998, Caterpillar entered into a lease agreement with Riverfront Development L.L.C. for space at One Technology Plaza, 211 Fulton Street, Peoria, Illinois. Pursuant to this lease and subsequent amendments, in 2001 Caterpillar paid $408,185.16 to Riverfront Development L.L.C. Cullinan Properties, Ltd. owned 50% of Riverfront Development L.L.C. until May of 2001, when Cullinan Properties, L.L.C. acquired the other 50%. Cullinan Properties L.L.C. now owns 100% of Riverfront Development L.L.C. Diane A. Oberhelman owns a majority of Cullinan Properties L.L.C. and has been married to Caterpillar Group President Douglas R. Oberhelman since 2000.

Audit Committee Report

The Audit Committee of the Caterpillar Inc. Board of Directors (the "Committee") is comprised of seven independent directors and operates under a written charter adopted by the Board. The members of the Committee, as of December 31, 2001 are listed at the end of this report.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants ("auditors") are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Committee's responsibility is to monitor these processes. In this regard, the Committee meets separately at each Committee meeting with management, the Vice President for Corporate Auditing and Compliance, and the auditors. In addition, the Committee recommends to the Board the appointment of the Company's auditors (PricewaterhouseCoopers LLP).

In this context, the Committee has discussed with the Company's auditors the overall scope and plans for the independent audit. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. Discussions about the Company's audited financial statements included the auditors' judgements about the quality, not just the acceptability of the accounting principles, the reasonableness of significant judgements and the clarity of disclosures in the financial statements. The Committee also discussed with the auditors other matters required by Statement on Auditing Standards No. 61 *Communication with Audit Committees,* as amended by SAS No. 90 *Audit Committee Communications.* Management and the auditors also made presentations to the Committee throughout the year on specific topics of interest, including: (i) the management philosophy, asset allocation levels, risk controls and oversight of the Company's pension funds; (ii) the Company's derivative policy; (iii) self-insurance and risk management; (iv) currency fluctuation; and (v) the applicability of new accounting releases.

The Company's auditors provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1 *Independence Discussions with Audit Committees*, and the Committee discussed the auditors' independence with management and the auditors. In addition, the Committee considered whether the information technology and other non-audit consulting services provided by the auditors' firm could impair the auditors' independence and concluded that such services have not impaired the auditors' independence.

Based on (i) the Committee's discussion with management and the auditors, (ii) the Committee's review of the representations of management, and (iii) the report of the auditors to the Committee, the Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

David R. Goode (Chair)

Lilyan H. Affinito   *W. Frank Blount*   *John T. Dillon*

Juan Gallardo   *James P. Gorter*   *William A. Osborn*

Audit Fees

Fees paid to our auditors' firm were comprised of the following (in millions):

2001 Financial Statement Audit...	$ 7.6
Information system design & implementation services provided in 2001	$ 8.6
All other services provided in 2001*..	$ 17.0

*Consists primarily of 6 Sigma training, income tax consulting, planning and return preparation, merger and acquisition support, and other operational consulting projects.

Caterpillar Stock Owned by Officers and Directors
(as of December 31, 2001)

Affinito ....53,131[1]	Oberhelman...96,126[12]
Barton ....446,309[2]	Osborn...3,761[13]
Baumgartner ....160,902[3]	Owens ....334,267[14]
Blount.......................21,922[4]	Parker ....27,758[15]
Brazil ....6,450[5]	Powell ....994[16]
Dillon ....18,011[6]	Shaheen...153,644[17]
Flaherty....................414,945[7]	Smith...19,902[18]
Gallardo....................51,613[8]	Thompson ....224,482[19]
Goode ....31,758[9]	Yeutter ....40,328[20]
Gorter ....55,908[10]	All directors and executive officers as a group ....5,241,392[21]
Magowan ....44,498[11]	

[1] Affinito — Includes 32,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 9,499 shares of Common Stock.

[2] Barton — Includes 301,030 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2001 in 4,473 shares of Common Stock.

Caterpillar Stock Owned by Officers and Directors *(Continued)*
(as of December 31, 2001)

[3] Baumgartner — Includes 105,800 shares subject to stock options exercisable within 60 days.

[4] Blount — Includes 16,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 243 shares of Common Stock.

[5] Brazil — Includes 4,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 63 shares of Common Stock.

[6] Dillon — Includes 12,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 103 shares of Common Stock.

[7] Flaherty — Includes 313,433 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2001 in 6,752 shares of Common Stock.

[8] Gallardo — Includes 8,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 63 shares of Common Stock.

[9] Goode — Includes 24,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 9,468 shares of Common Stock.

[10] Gorter — Includes 32,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 8,488 shares of Common Stock.

[11] Magowan — Includes 24,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 257 shares of Common Stock.

[12] Oberhelman — Includes 70,471 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2001 in 5,211 shares of Common Stock.

[13] Osborn — In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 9 shares of Common Stock.

[14] Owens — Includes 265,069 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2001 in 2,912 shares of Common Stock.

[15] Parker — Includes 20,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 283 shares of Common Stock.

[16] Powell — In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 9 shares of Common Stock.

[17] Shaheen — Includes 109,936 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2001 in 2,347 shares of Common Stock.

[18] Smith — Includes 16,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 270 shares of Common Stock.

[19] Thompson — Includes 151,333 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to supplemental employees' investment plans representing an equivalent value as if such compensation had been invested on December 31, 2001 in 6,675 shares of Common Stock.

[20] Yeutter — Includes 28,000 shares subject to stock options exercisable within 60 days. In addition to the shares listed above, a portion of compensation has been deferred pursuant to the Directors' Deferred Compensation Plan representing an equivalent value as if such compensation had been invested on December 31, 2001 in 6,232 shares of Common Stock.

[21] Group — Includes 3,761,270 shares subject to stock options exercisable within 60 days. Also includes 34,881 shares for which voting and investment power is shared and 1 share for which beneficial ownership is disclaimed. All directors and executive officers as a group beneficially own less than one percent of outstanding Common Stock.

CATERPILLAR INC.
Total Cumulative Shareholder Return for
Five-Year Period Ending December 31, 2001

The graph below shows the cumulative shareholder return assuming the investment of $100 on December 31, 1996 and reinvestment of dividends thereafter.



Fiscal Year Ended December 31,

		1996	1997	1998	1999	2000	2001
Caterpillar Inc.	■	100.00	131.37	127.42	133.39	138.93	157.87
S&P 500	▲	100.00	133.35	171.46	207.54	188.65	166.24
S&P Machinery (Diversified)	●	100.00	132.28	109.87	129.59	124.32	128.51

Compensation Committee Report on Executive Officer and Chief Executive Officer Compensation

As Caterpillar's Compensation Committee, our primary goal is to establish a compensation program that serves the long-term interests of Caterpillar and its stockholders. Our prime asset is our people. A focused, competitive compensation program tailored to meet our long-term goals significantly enhances that asset.

We believe that Caterpillar has developed a compensation program that effectively:

- links the interests of management and stockholders;
- links employee compensation with both individual performance and long-term Caterpillar performance; and
- attracts and retains people of high caliber and ability.

Although this report is directed at CEO and executive officer compensation, the Committee emphasizes that only through the efforts of all highly motivated, dedicated Caterpillar employees around the globe, has the Company been able to achieve its success.

EXECUTIVE OFFICER COMPENSATION

Our executive officer compensation package is a combination of short-term and long-term incentive compensation. Short-term compensation consists of base salary and cash payouts under our Corporate Incentive Compensation Plan. Long-term compensation consists of stock options, grants of restricted stock, and cash payouts under the long-term portion of our long-term incentive plan. The Committee established the following principles to guide us in structuring our direct pay practices:

- ***Base salary, as a percentage of total direct pay, should decrease as salary grade levels increase*** *— as employees move to higher levels of responsibility with greater ability to influence enterprise results, the percentage of their pay at risk should increase correspondingly;*
- ***The ratio of long-term variable pay to short-term variable pay should increase as salary grade levels increase*** *— the long-term future of our Company should be the top priority of our executives and our compensation program must motivate our executives to take actions that are best for the long-term vitality of the Company; and*
- ***The ratio of stock options and other equity-based compensation to long-term performance based plans should increase as salary grade levels increase*** *— stock options provide a clear link between interests of the shareholder and the interests of the recipient. Our compensation program must place increasing emphasis on developing an "ownership mentality" among our top executives.*

These principles guided the Committee's compensation decisions in 2001.

Short-Term Compensation

Total annual cash compensation for executive officers is comprised of base salary plus annual short-term incentive pay. At Caterpillar, total cash is targeted to be highly competitive in relation to salaries offered at other companies within our competitive market for talent.

In October of 2000, we received survey data from Hewitt, Hay, Towers Perrin, and a group of selected Comparator Companies with which we often benchmark. All companies included in these surveys are in the S&P Composite Index and two of them are in the S&P Machinery (Diversified) Index. The data showed that executive officer short-term incentive compensation at Caterpillar at the Chairman/CEO and Vice President levels was below that of surveyed companies, and slightly above that of surveyed companies at the Group President level. Based on this information, the Committee agreed with the Company's recommendation and made no change to the short-term compensation for any of the executive officer levels.

Payouts Under The Corporate Incentive Compensation Plan

Executive officers, along with other management and salaried employees, participate in the Corporate Incentive Compensation Plan as part of their short-term compensation package. This plan, also referred to as the Short-Term Incentive Plan ("STIP"), is team-based pay at risk. STIP delivers a target percentage of base salary to each participant based on performance against team goals at both the enterprise and business unit levels. Payouts under this plan are driven by two factors:

- a team award based on Caterpillar's pre-tax return on assets ("ROA") for the year; and

- an individual award based on individual performance.

For 2001, approximately $251.095 million in short-term incentive compensation was earned by approximately 52,000 Caterpillar employees.

Team awards under this plan are calculated by multiplying:

- annual base salary (determined as monthly salary rate in effect as of December 31st of the year multiplied by 12);

- a specific percentage of base salary that varies based on position;

- a performance factor based upon Caterpillar's achievement of certain ROA levels; and

- for officers, a performance factor based upon achievement of certain 6 Sigma benefits levels.

Before any amount could be awarded under the STIP for 2001, Caterpillar had to achieve a minimum ROA level, with larger amounts awarded for achievement of a target or maximum ROA level. For 2001, the minimum ROA level was achieved and all executive officers received a team award.

As part of the STIP, twenty-five business units (or divisions within those units) at Caterpillar have their own short-term incentive compensation plans tied to the goals of their particular unit.

For 2001, 38 executive officers received part of their short-term incentive payouts based on the performance of their individual business units. Several factors specific to the unit may have impacted that payout, including return on sales, ROA, accountable profit, operating expenses, percentage of industry sales, quality and customer satisfaction.

Executive officers participating in their respective divisional incentive plans were eligible to receive 50 percent of the team award amount that would have been awarded if he or she had participated solely in the divisional plans and 50 percent of the amount that would have been awarded had the officer participated solely in the STIP.

In addition to these awards, certain executive officers received an individual award for 2001 based on individual performance. In making individual awards, the Chairman is allocated a special recognition award amount each year that equals a percentage of all incentive compensation paid to executive officers that year. In his discretion, the Chairman decides whether any individual awards are warranted. Unused portions of the funds allocated to the Chairman each year for individual awards are not carried forward into the next year.

Long-Term Incentive Compensation

The Long-Term Incentive Plan ("LTIP") is comprised of three components: annual stock option grants, a cash award based on a 3-year performance target plan and grants of restricted stock.

Stock Options

In 2001, all executive officers and certain other key employees were granted stock options. These stock options permit the holder to buy Caterpillar stock for a price equal to the stock's value when the option was granted. If the price of Caterpillar stock increases from the date of grant, the options have value. Typically, holders have 10 years to exercise stock options from the date they were granted, absent events such as death or termination of employment. We view stock options as critical to linking the interests of our stockholders and employees in realizing a benefit from appreciation in the price of Caterpillar stock.

The number of options an executive officer receives depends upon his or her position in the Company. Typically, a baseline number of options is granted for the positions of Vice President, Group President, and Chairman. Adjustments may be made based on a subjective assessment of individual performance.

Consistent with our commitment to cultivate an ownership mentality among our executive officers, Caterpillar is one of the few companies to establish and adhere to strict ownership guidelines in connection with stock option grants. Pursuant to these guidelines, adjustments to the number of options granted may be made if the officer does not meet his or her stock ownership requirements. Officers are encouraged to own a number of shares at least equal to the average number of shares for which they received options in their last five option grants and have five years to meet this target. Twenty-five percent of vested unexercised options apply toward the ownership target. If 100 percent of this guideline was not met, significant progress had not been made toward meeting it, or a satisfactory explanation for failure to meet it had not been presented, we would have reduced the number of options to be granted to the particular officer. For 2001, all officers complied with the target ownership guidelines and no officer was penalized for low share ownership.

Long-Term Incentive Feature

Our option plan also includes a long-term incentive feature offered to executive officers and other high-level management employees. Under this feature, a three-year company performance cycle is established each year. If the Company meets certain threshold, target, or maximum performance goals at the end of the cycle, participants receive a payout that is one-half cash and one-half restricted Caterpillar stock. We have the ability to apply different performance criteria for different cycles, as well as the discretion to adjust performance measures for unusual items such as changes in accounting practices or corporate restructurings.

For the three-year cycle established for the years 1999 through 2001, the threshold after-tax ROA goal was not met and no payout was made.

Restricted Stock Grants

In December 2000, in recognition of the need to attract and retain outstanding performers, we approved the implementation of a restricted stock award program. Key elements of the program are:

- Establishment of a pool of 250,000 restricted shares of the Company, from which selected performance-based and retention-based grants would be made to officers and other key employees, as well as prospective employees;

- Refreshment of the pool annually to a level approved by the Committee;

- Restrictions on awarded shares for a total of five years, with restrictions lapsing in equal increments at the end of years 3, 4 and 5; and

- Forfeiture of restricted shares upon the grantee's election to leave Caterpillar.

Pursuant to the plan, the Committee reviews nominations for awards to assure they meet the following criteria:

For prospective employees:

- Demonstrated potential as a significant contributor;

- Capabilities presenting a potential competitive advantage; or

- Special talents or characteristics to meet a specific corporate need.

For current Caterpillar employees:

- Exceptional performance;

- High potential employee; or

- Highly marketable outside Caterpillar.

In 2001, 92 participants received a total of 91,475 restricted shares with a total value of $4,034,696 under this restricted stock award plan. Additionally, in February 2001, the Committee on its own initiative granted Mr. Barton 10,000 restricted shares.

MR. BARTON'S INDIVIDUAL GOALS FOR 2001

The Committee reviewed Mr. Barton's individual goals established at the beginning of 2001 and his subsequent performance against those goals. Mr. Barton's 2001 performance was also considered in determining adjustments to his 2002 salary. We believe that Mr. Barton has done an excellent job of positioning Caterpillar for long-term growth and success.

Financial Results

For many reasons, it was an extraordinarily challenging year, and like many companies, Caterpillar revised its outlook slightly following the tragedy on September 11. Unlike many of those companies, Caterpillar delivered profits in line with the revised expectations for the year (excluding non-recurring charges) despite a very difficult global business environment in 2001. This performance was attributable to many factors, including the Company's diverse base of businesses which reflects a key element of Mr. Barton's direction. Electric power generation and petroleum sector engines, financial products and logistics businesses performed particularly well under Mr. Barton's stewardship. In 2001, Caterpillar became the new benchmark for 6 Sigma rollout. In addition, under Mr. Barton's direction, the Company further established itself as the world-wide leader in rental services through its strong dealer organization. These efforts and the Company's results in a difficult economic environment are a testament to Mr. Barton's leadership and ability to manage the Company effectively in times of slower growth.

Pursue New Growth Initiatives

In 2001, Mr. Barton achieved his goal of pursuing growth opportunities for the Company. In January, Caterpillar acquired Pioneer Machinery, Inc., the forestry products equipment leader in six southeastern states. The Company also reached an agreement with Mitsubishi Heavy Industries Ltd. to expand and strengthen their long-standing joint venture, Shin Caterpillar Mitsubishi Ltd. In addition, Caterpillar Logistics and Ford Motor Company entered into a software alliance to develop a world-class logistics information system to increase the speed at which service repair parts are delivered to market. The Company expects this alliance to lead to significant growth in Caterpillar Logistics in the years ahead.

6 Sigma Champion

In 2001, Mr. Barton committed to be the Company's 6 Sigma champion to ensure total implementation across the enterprise. This effort was extraordinarily successful in 2001. Under Mr. Barton's direction, the Company has become the benchmark for 6 Sigma rollout, as the first company to deploy 6 Sigma simultaneously at all business units and have the benefits exceed the costs of deployment in the first year of implementation. Caterpillar was also the first company to begin deployment of 6 Sigma in all areas of the value chain in year one.

Restructure Business to Reflect Market Realities

In 2001, Mr. Barton attained his goal to re-engineer the business to reflect the realities of the rapidly changing market environment. This re-engineering included a wide-ranging reorganization of Caterpillar Overseas, S.A., which created synergies and bottom-line benefits to the Company. Under Mr. Barton's direction, the Company also reorganized the North American engine sales group and announced plans in 2001 to reduce worldwide employment by more than 900 people in order to reduce costs, improve efficiencies and leverage global synergies to better serve customers while delivering strong results to investors.

Effective Management of Acquisitions and Growth Initiatives

In 2001, Mr. Barton achieved his goal of keeping recent acquisitions and growth initiatives on track to deliver improved returns. The profitability of engine-related acquisitions improved due to increased revenues and significant cost reduction efforts. Good progress was also made in the large mining equipment sector, particularly in sales of the Caterpillar 797. Building Construction Products made good gains and had notable success in cost reduction in 2001.

Additionally, under Mr. Barton's direction, Caterpillar took significant steps to re-focus company efforts in the agriculture business on the areas of highest potential value — engines, drivetrains, electronics and technology — by selling the design, assembly and marketing of the new MT Series of Caterpillar's Challenger® high-tech farm tractors to AGCO Corporation. This agreement with AGCO also offers Caterpillar the opportunity to provide additional engines and other components to AGCO — one of the leading global suppliers of agricultural equipment.

Engines and Fuel Systems Agreement

In 2001, Mr. Barton set a goal of finalizing an agreement with DaimlerChrysler on engines and fuel systems. In July, the companies announced a revised cooperation agreement focusing on fuel systems, medium-duty engines and engine technology. While the parties deferred discussions on a medium-duty engine joint venture, teams of employees from both companies negotiated throughout the year on developing long-term supply agreements for fuel systems and heavy-duty truck engines for DaimlerChrysler's North American truck unit, Freightliner.

Support of Distribution System

In 2001, Mr. Barton set a goal of supporting and enhancing the Company's distribution system. Mr. Barton achieved this goal, attending several meetings of regional dealers as well as meeting separately with several individual dealers. Mr. Barton also oversaw Caterpillar's acquisition of Pioneer Machinery, Inc., the leading dealer of forestry products equipment in six southeastern states.

Contact with Analysts and Shareholders

For 2001, Mr. Barton set a goal of maintaining contact with financial analysts and shareholders. This goal was met as Mr. Barton made presentations to more than 70 analysts in September and held meetings with institutional shareholders and analysts throughout the year. These meetings provided significant support to the Company's investor relations efforts.

Contact with Caterpillar Customers

For 2001, Mr. Barton set a goal of maintaining regular contact with Caterpillar customers. This goal was met as Mr. Barton visited with numerous large engine, earthmoving, mining and logistics customers.

Maintaining Contact with Political Leaders

For 2001, Mr. Barton set a goal of establishing relationships with appropriate governmental officials in the Bush Administration. Mr. Barton achieved this goal, gaining significant access to the new administration through his participation in the Business Council, Business Roundtable and the National Mining Association.

Commitment to the Peoria Community

Mr. Barton achieved his goal of continuing his involvement in the growth and development of Caterpillar's hometown, Peoria, Illinois, in 2001. Mr. Barton continued his service as the Chairman of the Bradley University Board of Trustees. He also remained active in the leadership group promoting a bio-science center in Peoria as well as the group investigating better transportation links to and from Peoria. In addition, Mr. Barton and his wife continued their visible and active presence in community fund-raising efforts.

By the Compensation Committee consisting of:

James P. Gorter (Chairman)	John R. Brazil
Juan Gallardo	David R. Goode
Peter A. Magowan William A. Osborn	Charles D. Powell

Executive Compensation Tables

2001 Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | All Other Compensation[4] |
| | | Salary | Bonus[1] | Other Annual Compensation[2] | Awards | Payouts | |
					Securities Underlying Options	LTIP Payouts[3]	
G. A. Barton Chairman and CEO	2001	$1,075,002	$1,188,004	$5,941	160,000	$ 0	$51,600
	2000	967,500	780,000	0	160,000	352,778	46,440
	1999	935,000	441,322	1,410	150,000	493,784	44,880
V. H. Baumgartner[5] Group President	2001	549,229	478,179	0	54,000	0	26,363
	2000	506,813	306,901	0	24,000	127,635	24,327
	1999	488,049	175,065	0	21,000	173,073	21,549
G. S. Flaherty Group President	2001	696,249	609,120	828	54,000	0	31,077
	2000	657,498	418,078	266	54,000	195,417	31,560
	1999	645,000	228,330	1,437	50,000	316,050	30,960
D. R. Oberhelman Group President	2001	407,086	414,720	0	24,000	0	7,150
	2000	364,998	278,436	7,164	24,000	90,625	5,463
	1999	354,996	252,846	3,190	21,000	139,160	9,762
J. W. Owens Group President	2001	645,006	600,927	0	54,000	0	25,800
	2000	600,000	383,760	0	54,000	179,375	24,000
	1999	585,000	207,090	0	50,000	286,650	23,400
G. L. Shaheen Group President	2001	553,755	488,167	1,704	54,000	0	22,150
	2000	519,996	324,478	68	54,000	144,444	20,800
	1999	480,000	169,920	1,221	50,000	206,453	19,470
R. L. Thompson Group President	2001	645,006	565,927	1,732	54,000	0	19,350
	2000	600,000	383,760	1,528	54,000	179,375	18,000
	1999	585,000	207,090	2,283	50,000	286,650	17,550

[1] Consists of cash payments made pursuant to the Corporate Incentive Compensation Plan in 2002 with respect to 2001 performance, in 2001 with respect to 2000 performance, and in 2000 with respect to 1999 performance.

[2] Taxes paid on behalf of employee related to aircraft usage.

[3] As of December 31, 2001, the number and value of restricted stock held was G. A. Barton — 24,275 ($1,278,564), V. H. Baumgartner — 5,197 ($273,726), G. S. Flaherty — 9,809 ($516,640), D. R. Oberhelman — 7,963 ($419,411), J. W. Owens — 8,845 ($465,866), G. L. Shaheen — 6,364 ($335,192), and R. L. Thompson — 8,845 ($465,866). Caterpillar's average stock price on December 31, 2001 ($52.67 per share) was used to determine the value of restricted stock. Dividends are paid on this restricted stock.

[4] Consists of matching Company contributions, respectively, for the Employees' Investment Plan and supplemental employees' investment plans of G. A. Barton ($8,560/$43,040), G. S. Flaherty ($6,986/$24,091), D. R. Oberhelman ($7,150/$0), J. W. Owens ($6,920/$18,880), G. L. Shaheen ($6,950/$15,200), and R. L. Thompson ($5,200/$14,150) and of matching contributions for V. H. Baumgartner ($26,363) in a foreign Employees' Investment Plan.

[5] Dollar amounts are based on compensation in Swiss Francs converted to U.S. dollars using the exchange rate in effect December 31, 2001.

Option Grants in 2001

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[3]	
Name	Number of Securities Underlying Options Granted[1]	% of Total Options Granted to Employees In Fiscal Year 2001[2]	Exercise Price Per Share	Expiration Date	5%	10%
G. A. Barton	160,000	2.13	$53.5300	06/12/11	$ 5,386,357	$ 13,650,085
V. H. Baumgartner	54,000	.72	53.5300	06/12/11	1,817,895	4,606,904
G. S. Flaherty	54,000	.72	53.5300	06/12/11	1,817,895	4,606,904
D. R. Oberhelman	24,000	.32	53.5300	06/12/11	807,954	2,047,513
J. W. Owens	54,000	.72	53.5300	06/12/11	1,817,895	4,606,904
G. L. Shaheen	54,000	.72	53.5300	06/12/11	1,817,895	4,606,904
R. L. Thompson	54,000	.72	53.5300	06/12/11	1,817,895	4,606,904
Executive Group	1,095,380	14.58	53.5300	06/12/11	36,875,671	93,450,191
All Stockholders[4]	N/A	N/A	N/A	N/A	11,559,266,910	29,293,451,952
Executive Group Gain as % of all Stockholder Gain	N/A	N/A	N/A	N/A	.3190%	.3190%

[1] Options are exercisable upon completion of one full year of employment following the grant date (except in the case of death or retirement) and vest at the rate of one-third per year over the three years following the grant. Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax-withholding requirements. Options granted to certain employees that are vested and not incentive stock options may be transferred to certain permitted transferees.

[2] In 2001, options for 7,564,206 shares were granted to employees and directors as follows:
Executive Group — 1,095,380; non-employee directors — 52,000; and all others — 6,416,826.

[3] The dollar amounts under these columns reflect the 5% and 10% rates of appreciation prescribed by the Securities and Exchange Commission. The 5% and 10% rates of appreciation would result in per share prices of $87.19 and $138.84, respectively.

[4] For "All Stockholders" the potential realizable value is calculated from $53.5300, the price of Common Stock on June 12, 2001, based on the outstanding shares of Common Stock on that date.

Aggregated Option/SAR Exercises in 2001, and 2001 Year-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at 2001 Year-End[3]		Value of Unexercised In-the-Money Options/ SARs at 2001 Year-End[2]	
Name	Shares Acquired On Exercise[1]	Value Realized[2]	Exercisable	Unexercisable	Exercisable	Unexercisable
G. A. Barton	11,740	$ 255,155	336,252	316,667	$2,578,591	$1,521,466
V. H. Baumgartner	-0-	-0-	105,800	77,000	1,041,782	228,219
G. S. Flaherty	8,500	266,597	313,433	106,667	4,206,780	513,493
D. R. Oberhelman	-0-	-0-	70,471	47,000	263,291	228,219
J. W. Owens	9,664	302,946	265,069	106,667	2,777,139	513,493
G. L. Shaheen	-0-	-0-	109,936	106,667	655,641	513,493
R. L. Thompson	-0-	-0-	151,333	106,667	307,437	513,493

[1] Upon exercise, option holders may surrender shares to pay the option exercise price and satisfy tax-withholding requirements. The amounts provided are gross amounts absent netting for shares surrendered.

[2] Calculated on the basis of the fair market value of the underlying securities at the exercise date or year-end, as the case may be, minus the exercise price.

[3] Numbers presented have not been reduced to reflect any transfers of options by the named executives.

Long-Term Incentive Plans/Awards in 2001

Name	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts under Non-Stock Price-Based Plans[1]		
		Threshold	Target	Maximum
G. A. Barton	2001–2003	$ 550,000	$ 1,100,000	$ 1,650,000
Chairman and CEO	2000–2002	500,000	1,000,000	1,500,000
V. H. Baumgartner	2001–2003	207,543	415,086	622,629
Group President	2000–2002	172,667	345,333	518,000
G. S. Flaherty	2001–2003	264,375	528,750	793,125
Group President	2000–2002	251,250	502,500	753,750
D. R. Oberhelman	2001–2003	180,000	360,000	540,000
Group President	2000–2002	121,785	243,570	365,354
J. W. Owens	2001–2003	245,625	491,250	736,875
Group President	2000–2002	230,625	461,250	691,875
G. L. Shaheen	2001–2003	211,875	423,750	635,625
Group President	2000–2002	195,000	390,000	585,000
R. L. Thompson	2001–2003	245,625	491,250	736,875
Group President	2000–2002	230,625	461,250	691,875

[1]Payout is based upon an executive's base salary at the end of the three-year cycle, a predetermined percentage of that salary, and Caterpillar's achievement of specified levels of after-tax return on assets ("ROA") over the three-year period. The target amount will be earned if 100% of targeted ROA is achieved. The threshold amount will be earned if 50% of targeted ROA is achieved, and the maximum award amount will be earned at 150% of targeted ROA. Base salary levels for 2001 were used to calculate the estimated dollar value of future payments under both cycles.

Pension Plan Table

Remuneration	Years of Service				
	15	20	25	30	35
$ 100,000	$ 22,500	$ 30,000	$ 37,500	$ 45,000	$ 52,500
$ 150,000	33,750	45,000	56,250	67,500	78,750
$ 200,000	45,000	60,000	75,000	90,000	105,000
$ 250,000	56,250	75,000	93,750	112,500	131,250
$ 300,000	67,500	90,000	112,500	135,000	157,500
$ 350,000	78,750	105,000	131,250	157,500	183,750
$ 400,000	90,000	120,000	150,000	180,000	210,000
$ 450,000	101,250	135,000	168,750	202,500	236,250
$ 500,000	112,500	150,000	187,500	225,000	262,500
$ 550,000	123,750	165,000	206,250	247,500	288,750
$ 650,000	146,250	195,000	243,750	292,500	341,250
$ 750,000	168,750	225,000	281,250	337,500	393,750
$ 850,000	191,250	255,000	318,750	382,500	446,250
$ 950,000	213,750	285,000	356,250	427,500	498,750
$ 1,100,000	247,500	330,000	412,500	495,000	577,500
$ 1,400,000	315,000	420,000	525,000	630,000	735,000
$ 1,600,000	360,000	480,000	600,000	720,000	840,000
$ 1,950,000	438,750	585,000	731,250	877,500	1,023,750
$ 2,500,000	562,500	750,000	937,000	1,125,000	1,312,500

The compensation covered by the pension program is based on an employee's annual salary and bonus. Amounts payable pursuant to a defined benefit supplementary pension plan are included. As of December 31, 2001, the persons named in the Summary Compensation Table had the following estimated credited years of benefit service for purposes of the pension program: G. A. Barton – 35 years*; V. H. Baumgartner – 36 years**, G. S. Flaherty – 35 years*; D. R. Oberhelman – 26 years; J. W. Owens – 29 years; G. L. Shaheen – 34 years, and R. L. Thompson – 19 years. The amounts payable under the pension program are computed on the basis of an ordinary life annuity and are not subject to deductions for Social Security benefits or other amounts.

 * Although having served more than 35 years with the Company, amounts payable under the plan are based on a maximum of 35 years of service.
** Mr. Baumgartner is covered by the pension plan of a subsidiary of the Company which is intended to provide benefits comparable to those under the Company's pension program. There are no material differences between Mr. Baumgartner's pension plan benefits and those disclosed in the table.

 # PROPOSAL 2 — Approve Amendment to Caterpillar Inc. 1996 Stock Option Plan and Long-Term Incentive Plan

The Caterpillar Board of Directors ("Board") has adopted and recommends that you approve an amendment to our 1996 Stock Option and Long-Term Incentive Plan ("Plan") that would increase the number of shares authorized for issuance under the Plan and add earnings per share ("EPS") relative to a peer group as a permissible factor upon which the Compensation Committee may base performance measures and targets under the plan. We are currently authorized to issue 24 million shares under the plan which will be nearly depleted with anticipated option grants in 2002. We are asking that you approve an additional 15 million shares for issuance.

The full text of the Plan with the proposed changes highlighted is attached as Exhibit A and we encourage you to reference it for important details on the plan. A Form S-8 registering additional shares under the plan is expected to be filed by May 1, 2002.

How is the Plan Administered?

The Plan is administered by the Board's Compensation Committee ("Committee"), which is made up of only independent directors. They have the authority to determine which employees get awards under the plan, as well as the amount and timing of awards. Caterpillar's Board can terminate the plan at any time and can also amend the plan without shareholder approval, unless that approval is required under applicable law or stock exchange regulations.

Under the plan, awards are made to certain management employees of Caterpillar and non-employee directors in either options to purchase Caterpillar stock, in shares of Caterpillar stock that carry certain restrictions, or in performance awards tied to specific performance measures and targets. The Committee has no control over the timing and amount of awards to non-employee directors. Approximately 1,900 employees and all non-employee directors participate in various portions of the plan.

Important Facts About Stock Option Awards

No employee can receive stock options representing more than 400,000 shares of Caterpillar stock in a particular year. The price at which stock options can be exercised cannot be less than 100 percent of the fair market value of the stock on the date the option is granted. Non-employee directors receive stock options for 4,000 shares each year.

Stock options have a term of 10 years and typically vest in one-third annual installments. There is also a period of employment required before options can be exercised and exercise after termination of employment is limited by certain time periods that vary based on termination circumstances.

For directors and certain other employees, stock options may be transferred to family members and other entities. For other individuals, options are transferable only by will, the laws of descent and distribution, or under a qualified domestic relations order.

Tax Consequences for Stock Options

Stock options have certain federal tax consequences, based on whether the employee is granted an incentive stock option or non-qualified stock option under the plan. If an incentive stock option is granted, the employee does not have taxable income at the time of grant. If the employee does not sell shares underlying the incentive option within two years from the date of grant or within one year from the date of option exercise, gain or loss on the sale will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the employee will realize ordinary income at the time stock underlying the incentive stock option is sold and Caterpillar will receive a corresponding tax deduction.

If a non-qualified stock option is granted, the employee does not have taxable income at the time of grant. At the time of exercise, the employee will have ordinary income equal to the difference in the price of the stock on the date of exercise and the option's exercise price. Caterpillar receives a tax deduction equal to the employee's ordinary income. When shares underlying non-qualified stock options are sold, the employee realizes a short-term or long-term capital gain on additional stock appreciation from the date of exercise.

Important Facts About Restricted Stock

The Committee can also award restricted stock under the plan. This stock is restricted for a period of not less than two but not more than 10 years. During the restricted period, the holder cannot take delivery of the shares and forfeiture provisions apply if the holder terminates employment for other than retirement or other special circumstances.

Important Facts About Performance Awards

The Committee can award a combination of cash and restricted stock to employees based on Caterpillar performance over a period of years. Typically, a performance period is established each year that has a duration of three years. Currently, performance factors for that time period may include ROA, return on equity, return on sales, total shareholder return, cash flow, economic value added, and net earnings. We are asking for approval to add EPS relative to a peer group as an additional performance factor. Adding this factor will provide the Committee an additional vehicle to drive Company behavior to deliver the demonstrable shareholder value reflected by per share earnings.

Performance measures typically include a threshold, target, and maximum level of performance to be achieved, with varying amounts awarded for each level. No individual may receive a performance award in a particular year exceeding $2.5 million.

Table of Benefits under the Plan Based Upon 2001 Option Grants

The following table describes estimated awards that would have been received under the Plan by eligible participants if the requested amendment had been in place and applied to the 1999 through 2001 cycle. The price of Caterpillar stock on December 31, 2001 was $52.67.

1996 Stock Option and Long-Term Incentive Plan		
	Options (# of shares)	**Performance Awards*** ($ value)
G. A. Barton	160,000	381,300
V. H. Baumgartner	54,000	133,400
G. S. Flaherty	54,000	188,000
D. R. Oberhelman	24,000	109,300
J. W. Owens	54,000	174,700
G. L. Shaheen	54,000	150,700
R. L. Thompson	54,000	174,700
Officer Group	1,095,380	3,600,000
Non-officer Group	N/A	2,400,000
Non-employee Director Group	52,000	N/A
*Assumes threshold after-tax ROA goal was not met and threshold EPS relative to peer group goal was exceeded.		

Why Your Board Supports Approval of the Plan Amendment

Your Board believes the plan is a critical component to Caterpillar's ability to attract and retain quality employees and directors. Plans such as the one before you for consideration have become commonplace among large companies and are viewed by employees and directors as an important part of their compensation. Failure to offer them would put Caterpillar at an extreme disadvantage in recruiting and retaining employees. We believe that the ongoing effectiveness of the Plan depends upon increasing the authorized shares and adding EPS relative to a peer group to the list of possible factors available in setting performance measures.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

 # PROPOSAL 3 — Adopt Caterpillar Inc. Executive Incentive Compensation Plan

The shareholders of the Company are being asked to approve the Caterpillar Inc. Executive Incentive Compensation Plan ("Plan"), a copy of which is attached to this Proxy Statement as Exhibit B. The Plan is designed to continue the existing performance-based incentive concepts used by the Company for many years and make the necessary technical changes to ensure the deductibility of awards under the Plan to the Chief Executive Officer, Group Presidents, and any other officer of the Company designated by the Compensation Committee ("Committee") of the Board of Directors ("Board"). Under Section 162(m) of the Internal Revenue Code of 1986 as amended ("Code"), the Company may not deduct more than $1 million per year for compensation paid to the CEO and the four other most highly compensated officers of the Company. An exclusion from the $1 million per officer limitation is available for compensation that satisfies the shareholder approval and other requirements provided in Section 162(m) for qualified performance-based compensation. The purpose of submitting the Plan to the shareholders for approval is to qualify the annual incentive bonus to be paid to each participating executive officer as performance-based compensation that will be excluded from the $1 million limit on tax deductible compensation under Section 162(m). Subject to shareholder approval, the Board adopted the Plan on February 13, 2002.

How is the Plan Administered?

The Plan is administered by the Committee, which is made up of only independent directors. The Committee has the authority to designate participants under the Plan, establish performance goals and objectives and determine the amount and timing of awards. Within the first 90 days of the calendar year, the Committee will establish the performance goals and objectives governing the Plan. These performance goals will be based on any of the following factors, alone or in combination, as the Committee deems appropriate: (i) ROA; (ii) return on equity; (iii) return on sales; (iv) total shareholder return; (v) cash flow; (vi) economic value-added; (vii) net earnings; (viii) EPS; and (ix) realized Enterprise 6 Sigma benefits. Performance goals may be measured on an absolute basis or relative to a group of peer companies selected by the Committee, relative to internal goals or relative to levels attained in prior years. The Committee shall have discretion to adjust performance goals as specified under the Plan and to exclude certain factors, including the effect of non-recurring transactions and charges or changes in accounting standards. For each year that the Plan is in effect, the Committee may use one or more of the permitted performance goals and may change the performance goals and targets from year to year. The maximum dollar amount that any Participant may be paid in any single year under the Plan may not exceed $3 million.

Important Facts About Awards

Under the Plan, each participant will be eligible to receive an incentive bonus based on the achievement of the pre-established goals set by the Committee. If a participant terminates employment before the last day of the year by reason of death, disability or retirement, a payout based on the time of employment during the year shall be distributed. Participants employed on the last day of the year, but not for the entire year, shall receive a payout prorated for that part of the year for which they were participants. If the participant is deceased at the time of an award payment, the payment shall be made to the recipient's designated representative.

The Committee may amend, suspend or terminate the Plan at any time in its sole and absolute discretion. Any amendment or termination of the Plan, however, shall not affect the right of a participant to receive any earned but unpaid incentive bonus. The Committee may amend the Plan without shareholder approval, unless such approval is necessary to comply with applicable laws, including provisions of the Securities Exchange Act of 1934 or the Code.

Nothing in the Plan precludes the Company from making additional payments or special awards to plan participants outside of the Plan that may or may not qualify as "performance-based" compensation under 162(m), provided that such payment or award does not affect the qualification of any incentive compensation payable under the Plan as "performance-based" compensation.

Tax Consequences for Awards

Awards shall be paid in cash within three months of the fiscal year-end or as soon as practicable thereafter. Federal, state and local taxes will be withheld as appropriate.

It is the intent of the Company that awards made pursuant to the Plan constitute "qualified performance-based compensation" satisfying the requirements of Section 162(m) of the Code. Any bonus to be paid to each participating executive officer as performance-based compensation will be excluded from the $1 million limit on tax deductible compensation under Section 162(m).

Benefits under the Plan Based Upon 2001 Awards

For information about the payouts that would have been paid to the Chief Executive Officer and the four other most highly compensated officers of the Company for the last fiscal year if the Plan had been in place, please see the bonus amounts included in the 2001 Summary Compensation Table under "Bonus" for 2001.

Why Your Board Supports Approval of the Plan

Your Board believes that the Plan is a critical component of Caterpillar's ability to retain quality executive officers. Plans such as the one before you is substantially similar in operation to the Corporate Incentive Compensation Plan, which has been used to make bonus awards to participants for a number of years. It is the intent of the Board that the awards made pursuant to the Plan to the participants will approximate bonuses historically paid by the Company to participants pursuant to the Corporate Incentive Compensation Plan, which will continue in effect for all other salaried and management employees. However, under the Plan, any amounts paid will now qualify for deductibility by the Company for federal income tax purposes. No bonuses will be paid under the Plan unless it is approved by the shareholders.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 3.

 # PROPOSAL 4 — Stockholder Proposal re: Rights Plan and Caterpillar Response

Pursuant to Rule 14a-8(l)(1) of the Securities Exchange Act of 1934, the Company will provide the name, address and number of Company securities held by the proponent of this shareholder proposal promptly upon receipt of a written or oral request.

Resolution Proposed by Stockholder

SHAREHOLDER VOTE ON POISON PILLS
THIS TOPIC WON MORE THAN 50% VOTE IN 2000
(Greater than 50% vote is based on yes and no votes cast)
(Greater than 46% vote if abstentions are counted as no votes)

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Greater than 50% of the yes-no votes approved this proposal topic, sponsored by John Chevedden, at the 2000 shareholder meeting.

Supporting Statement of Proponent

Why submit Caterpillar's poison pill to a simple-majority shareholder vote?

1. The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.

2. Poison pills are a major shift of shareholder rights from shareholders to management.

3. Poison pills adversely affect shareholder value.
   POWER AND ACCOUNTABILITY
   By Nell Minow and Robert Monks in their book

- Poison pills like Caterpillar's are increasingly unpopular. Shareholder proposals to redeem poison pills or subject pills to shareholder vote achieved 57%-approval from shareholders in 2000.

- The Council of Institutional Investors (www.cii.org) — an association of institutional investors whose assets exceed $1 Trillion (with a "T") — recommends poison pills first be approved by shareholders.

- Institutional investors own 65% of Caterpillar stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

We believe the adoption of this proposal to improve an important management rule deserves particular attention because the company has a number of rules and practices that are not in the best interest of shareholders — according to many institutional investors:

- A 75% supermajority vote requirement.
- Staggered Board.
- Cumulative voting not allowed.
- A directors' charitable award program that compromises director independence.

Caterpillar Not Receptive to an Attractive Offer to Shareholders?

The combination of the Caterpillar staggered 3-year director terms and poison pill is a formidable defense against potentially attractive take-over overtures, I believe. In order to repeal the Caterpillar poison pill and complete a successful offer with a premium price to shareholders, a group must win virtually all board seats up for election at 2 consecutive annual meetings. Few groups are willing to undertake this process due to the time and expense required.

Good governance rules can improve shareholder value:

A survey by McKinsey & Co., international management consultant shows that institutional investors are prepared to pay an 18% premium for good corporate governance.
Wall Street Journal   June 19, 2000

The Caterpillar 1999 proxy statement said: "At Caterpillar, we make decisions based on their potential to enhance shareholder value."


To increase shareholder value vote yes for:
SHAREHOLDER VOTE ON POISON PILLS
THIS TOPIC WON MORE THAN 50% VOTE IN 2000
YES ON 4


Statement in Opposition to Proposal

For the third consecutive year, proponent makes a proposal that has failed each year to receive sufficient support to pass under applicable law and Company bylaws and that has received declining support (less than 50 percent of the yes-no vote and less than 43 percent of the overall vote at the 2001 meeting) each year. For several reasons, your Board opposes this proposal.

Rewarding stockholders with increased value unquestionably is a primary function of corporate managers and directors. That is what they are paid to do. But, this does not justify irresponsible, short-term actions to achieve quick results.

Caterpillar believes the correct approach for assuring ongoing stockholder value is a long-term commitment to sustained business competitiveness. It was this commitment that permitted the investment of billions of dollars in renewed factories and a radical restructuring of the Company so it could excel in the highly competitive global environment of the twenty-first century. These strategic initiatives would not have been taken under a short-term perspective seeking instantaneous rewards.

Some take a more shortsighted view of "value." They see it as anything that produces a reward — even if it is a one-time event that destroys the company. A leveraged buyout, a takeover, a split-up of the company, it does not matter so long as they realize a gain — if the company ceases to exist, no matter. They will move their capital to another investment. However, our managers and directors are responsible for providing more stockholder wealth on an ongoing basis by managing the Company's assets for the highest possible returns over the long term. They also have obligations to provide meaningful jobs for employees, and to the well being of communities in which their facilities are located.

Our Shareholder Rights Plan does not, and is not intended to, prevent bidders from making offers to acquire the Company at a price and on terms that would be in the best interests of all shareholders. Instead, the Shareholder Rights Plan is designed to protect shareholders against potential abuses during a takeover attempt. In this regard, it is important to remember that hostile acquirers are interested in buying a company as cheaply as they can, and, in attempting to do so, may use coercive tactics such as partial and two-tiered tender offers and creeping stock accumulation programs which do not treat all shareholders fairly and equally. We believe our Rights Plan provides our Board with an additional degree of control in a takeover situation by allowing it to evaluate a takeover proposal in a rational manner to determine whether, in the exercise of its fiduciary duties, the Board believes the proposed offer adequately reflects the value of the Company and is in the interests of all shareholders.

Boards have a fiduciary duty to act in the best interests of the shareholders. Our Board is comprised (with one exception) entirely of independent outside directors. In the event of a takeover attempt triggering the Rights Plan, our Board is in the best possible position to be free from self-interest in discharging its fiduciary duty to determine whether the proposed offer is in the best interests of the shareholders.

The economic benefits of a shareholder rights plan to shareholders have been validated in several studies. Georgeson & Company Inc. — a nationally recognized proxy solicitor and investor relations firm — analyzed takeover data between 1992 and 1996 to determine whether shareholder rights plans had any measurable impact on shareholder value. Their findings were as follows:

- Premiums paid to acquire target companies with rights plans were on average eight percentage points higher than premiums paid to target companies without rights plans;

- Rights plans contributed an additional $13 billion in shareholder value during the last five years and shareholders of acquired companies without rights plans gave up $14.5 billion in potential premiums;

- The presence of a rights plan did not increase the likelihood of withdrawal of a friendly takeover bid nor the defeat of a hostile one; and

- Rights plans did not reduce the likelihood of a company becoming a takeover target.

Georgeson's two pioneering "Poison Pill" Impact Studies in 1998 and a 1995 report from JP Morgan reached the same conclusions. For these reasons, plans similar to our Shareholder Rights Plan have been adopted by a majority of the companies in the S&P 500 index.

Supporting this empirical evidence, the Director of Corporate Programs at Investor Shareholder Services ("ISS") has conceded that "companies with poison pills tend to get higher premiums on average than companies that don't have pills." *Wall Street Journal*, January 29, 1999.

The Board disagrees with many of the "supporting statements" contained in this proposal and believes that many are misleading, outdated, and/or out of context.

Based on its business experience and knowledge of Caterpillar and the industry in which it operates, the Board believes the Caterpillar Shareholder Rights Plan is in your best interest.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL 4.

Other Matters

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of our records, all reports required to be filed pursuant to Section 16(a) of the Exchange Act were filed on a timely basis.

Stockholder Proposals for the 2003 Annual Meeting

If you want to submit a proposal for possible inclusion in the Company's 2002 Proxy Statement, our Corporate Secretary must receive it on or before November 1, 2002.

Matters Raised at the Meeting not Included in this Statement

We do not know of any matters to be acted upon at the meeting other than those discussed in this statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Under Caterpillar bylaws, a stockholder may bring a matter before the annual meeting by giving adequate notice to our Corporate Secretary. To be adequate, that notice must contain information specified in our bylaws and be received by us not less than 45 days nor more than 90 days prior to the annual meeting. If, however, less than 60 days notice of the meeting date is given to stockholders, notice of a matter to be brought before the annual meeting may be provided to us up to the 15th day following the date notice of the annual meeting was provided.

Solicitation

Caterpillar is soliciting this proxy on behalf of its Board of Directors. This solicitation is being made by mail but also may be made by telephone or in person. We have hired Innisfree M&A Incorporated for $15,000, plus out-of-pocket expenses, to assist in the solicitation.

Stockholder List

A stockholder list will be available for your examination during normal business hours at 100 NE Adams Street, Peoria, Illinois, at least ten days prior to the annual meeting and will also be available for examination at the annual meeting.

Revocability of Proxy

You may revoke the enclosed proxy by filing a written notice of revocation with us or by submitting another executed proxy that is dated later.

CATERPILLAR INC.
1996 STOCK OPTION AND LONG-TERM INCENTIVE PLAN
(Amended and Restated as of 01/01/2002)

*(Proposed changes are indicated in **<u>italics</u>**)*

Section 1. Purpose

The Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan ("Plan") is designed to attract and retain outstanding individuals as directors, officers and key employees of Caterpillar Inc. and its subsidiaries (collectively, the "Company"), and to furnish incentives to such individuals through awards based upon the performance of the Company and its stock. To this end, the Plan provides for grants of stock options, restricted stock, and performance awards, or combinations thereof, to non-employee directors, officers and other key employees of the Company, on the terms and subject to the conditions set forth in the Plan.

Section 2. Shares Subject to the Plan

2.1. *Shares Reserved for Issuance*

<u>Thirty-nine million</u> shares of Company common stock ("Shares") shall be available for issuance under the Plan either from authorized but unissued Shares or from Shares acquired by the Company, including Shares purchased in the open market. An additional four million Shares authorized but unissued under prior Company stock option plans shall be available for issuance under this Plan.

2.2 *Stock Splits/Stock Dividends*

In the event of a change in the outstanding Shares of the Company by reason of a stock dividend, recapitalization, merger, consolidation, split-up, combination, exchange of shares, or similar event, the Compensation Committee ("Committee") of the Company's Board of Directors ("Board") shall take any action, which, in its discretion, it deems necessary to preserve benefits under the Plan, including adjustment to the aggregate number of Shares reserved for issuance under the Plan, the number and option price of Shares subject to outstanding options granted under the Plan and the number and price of Shares subject to other awards under the Plan.

2.3 *Reacquired Shares*

If Shares issued pursuant to the Plan are not acquired by participants because of lapse, expiration or termination of an award, such Shares shall again become available for issuance under the Plan. Shares tendered upon exercise of an option by a Plan participant may be added back and made available solely for future grants under the Plan.

Section 3. Administration

The Committee shall have the authority to grant awards under the Plan to officers and other key employees of the Company. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee also shall have the authority and discretion to interpret the Plan, to establish and revise rules and regulations relating to the Plan, and to make any other determinations that it believes necessary or advisable for administration of the Plan.

The Committee shall be composed solely of members of the Board that are outside directors, as that term is defined in Section 162(m) of the Internal Revenue Code. The Committee shall have no authority with respect to non-employee director awards under the Plan.

Section 4. Stock Options

4.1 *Company Employees*

(a) Eligibility

The Committee shall determine Company officers and employees to whom options shall be granted, the timing of such grants, and the number of shares subject to the option; provided that the maximum number of Shares upon which options may be granted to any employee in any calendar year shall be 400,000.

(b) Option Exercise Price

The exercise price of each option shall not be less than 100% of the fair market value of Shares underlying the option at the time the option is granted. The fair market value for purposes of determining the exercise price shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange the day the option is granted. In the event this method for determining fair market value is not practicable, fair market value shall be determined by such other reasonable method as the Committee shall select.

(c) Option Exercise

Options shall be exercisable in such installments and during such periods as may be fixed by the Committee at the time of grant. Options that are not incentive stock options as defined in Section 4.1(f) of the Plan shall not be exercisable after the expiration of ten years from the date of grant.

Payment of the exercise price shall be made upon exercise of all or a portion of any option. Such payment shall be in cash or by tendering Shares having a fair market value equal to 100% of the exercise price. The fair market value of Shares for this purpose shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange on the date of exercise. Upon exercise of an option, any applicable taxes the Company is required to withhold shall be paid to the Company. Shares to be received upon exercise may be surrendered to satisfy withholding obligations.

(d) Termination of Employment

The Committee may require a period of continued employment before an option can be exercised. That period shall not be less than one year, except that the Committee may permit a shorter period in the event of termination of employment by retirement or death.

Termination of employment with the Company shall terminate remaining rights under options then held; provided, however, that an option grant may provide that if employment terminates after completion of a specific period, the option may be exercised during a period of time after termination. That period may not exceed sixty months where termination of employment is caused by retirement or death or sixty days where termination results from any other cause. If death occurs after termination of employment but during the period of time specified, such period may be extended to not more than sixty-six months after retirement, or thirty-eight months after termination of employment for any other cause. In the event of termination within two years after a Change of Control as defined in Section 8.2 of the Plan, options shall be exercisable for a period of sixty months following the date of termination or for the maximum term of the option, whichever is shorter. Notwithstanding the foregoing, the Committee may change the post-termination period of exercisability of an option provided that change does not extend the original maximum term of the option.

(e) Transferability of Options

(i) Except as otherwise permitted in Section 4.1(e)(ii), options shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or the Employee Retirement Income Security Act. Options are exercisable during the holder's lifetime only by the holder, unless the holder becomes incapacitated or disabled, in which case the option may be exercised by the holder's authorized representative. A holder may file with the Company a written designation of beneficiaries with the authority to exercise options in the event of the holder's death.

(ii) Notwithstanding the provisions of Section 4.1(e)(i), and in addition to the permissible transfers under that provision, options granted to persons at the level of Vice President and above, as well as directors of this corporation and persons retired from those positions, may be transferred to any one or more "Permitted Transferees," as long as those options are not incentive stock options as defined below and are fully vested. Options granted to employees below the level of Vice President may be transferred upon prior approval of the Company's Director of Compensation and Benefits pursuant to the terms of this section.

(iii) For purposes of Section 4.1(e)(ii), the term "Permitted Transferees" shall mean the members of the group that consists exclusively of the individual to whom the option is granted, the spouse of the individual to whom the option is granted, the lineal descendants of the individual to whom the option is granted, the spouses of the lineal descendents to whom the option is granted, the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the spouses of the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the estate (and any trust that serves a distributive function of an estate) of the Permitted Transferee, all trusts that an individual who is a Permitted Transferee can revoke and all trusts, corporations, partnerships, limited liability companies and other entities in which, directly or indirectly, but for the exercise of a power of appointment or the death of the survivor of the individual who are Permitted Transferees. Each owner of an equitable interest is an individual who is a Permitted Transferee.

(f) Incentive Stock Options

Incentive stock options, as defined in Section 422 of the Internal Revenue Code, may be granted under the Plan. The decision to grant incentive stock options to particular persons is within the Committee's discretion. Incentive stock options shall not be exercisable after expiration of ten years from the date of grant. The amount of incentive stock options vesting in a particular year cannot exceed $100,000 per option recipient, based on the fair market value of the options on the date of grant; provided that any portion of an option that cannot be exercised as an incentive stock option because of this limitation may be converted by the Committee to another form of option. The Board may amend the Plan to comply with Section 422 of the Internal Revenue Code or other applicable laws and to permit options previously granted to be converted to incentive stock options.

4.2 *Non-Employee Directors*

(a) Terms

Subject to the share ownership requirements, options with a term of ten years and one day are granted to each non-employee director for 4,000 Shares, effective as of the close of each annual meeting of stockholders at which an individual is elected a director or following which such individual continues as a director. Options granted to non-employee directors shall become exercisable by one-third at the end of each of the three successive one-year periods since the date of grant. The exercise price of each option shall be 100% of the fair market value of Shares underlying the option on the date of grant.

(b) Termination of Directorship

An option awarded to a non-employee director may be exercised any time within 60 months of the date the director terminates such status. In the event of a director's death, the director's authorized representative may exercise the option within 60 months of the date of death, provided that if the director dies after cessation of director status, the option is exercisable within 66 months of such cessation. In no event shall an option awarded to a non-employee director be exercisable beyond the expiration date of that option.

Section 5. Restricted Stock

5.1 *Company Employees*

(a) Eligibility

The Committee may determine whether restricted stock shall be awarded to Company officers and employees, the timing of award, and the conditions and restrictions imposed on the award.

(b) Terms

During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder, including the right to vote and receive dividends, subject to any restrictions imposed by the Committee at the time of grant.

The following restrictions will be imposed on Shares of restricted stock until expiration of the restriction period:

(i) The recipient shall not be entitled to delivery of the Shares;

(ii) None of the Shares issued as restricted stock may be transferred other than by will or by the laws of descent and distribution; and

(iii) Shares issued as restricted stock shall be forfeited if the recipient terminates employment with the Company, except for termination due to retirement after a specified age, disability, death or other special circumstances approved by the Committee.

Shares awarded as restricted stock will be issued subject to a restriction period set by the Committee of no less than two nor more than ten years. The Committee, except for restrictions specified in the preceding paragraphs, shall have the discretion to remove any or all of the restrictions on a restricted stock award whenever it determines such action appropriate. Upon expiration of the restriction period, the Shares will be made available to the recipient, subject to satisfaction of applicable tax withholding requirements.

5.2 *Non-Employee Directors*

(a) On January 1 of each year, 400 Shares of restricted stock shall be granted to each director who is not currently an employee of the Company. The stock will be subject to a restriction period of three years from the date of grant. During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder, including the right to vote and receive dividends.

The following restrictions will be imposed on restricted stock until expiration of the restricted period:

(i) The recipient shall not be entitled to delivery of the Shares;

(ii) None of the Shares issued as restricted stock may be transferred other than by will or by the laws of descent and distribution; and

(iii) Shares issued as restricted stock shall be forfeited if the recipient ceases to serve as a director of the Company, except for termination due to death, disability, or retirement under the Company's Directors' Retirement Plan.

Upon expiration of the restriction period, the Shares will be made available to the recipient, subject to satisfaction of applicable tax withholding requirements.

(b) Each January 1st, 350 shares of restricted stock, in addition to shares described in Section 5.2(a), shall be awarded to each director who is not currently and has not been an employee of the Company. Shares awarded under this Section 5.2(b) will be held in escrow until the director terminates service with the Company. During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder except as discussed below.

The following restrictions will be imposed on restricted stock awarded under this Section 5.2(b) until it is made available to the recipient:

(i) The recipient shall not receive dividends on the shares, but an amount equal to such dividends will be credited to the director's stock equivalent account in the Company's Directors' Deferred Compensation Plan;

(ii) The recipient shall not be entitled to delivery of the shares;

(iii) None of the shares awarded may be transferred other than by will or by the laws of descent and distribution; and

(iv) The right to receive shares shall be subordinate to the claims of general creditors of the Company.

Upon termination of service, restricted shares will be made available to the recipient subject to satisfaction of applicable tax withholding requirements; provided, however, that if the recipient has not served on the Board for at least five years at the time of such termination, all restricted shares awarded under this Section 5.2(b) shall be forfeited.

Pursuant to termination of the Company's Directors' Retirement Plan effective December 31, 1996, each director continuing in office was awarded an amount of restricted stock equal to the accumulated value of past pension accruals as determined by the Company's actuary. Those shares will be subject to the same restrictions as shares awarded annually pursuant to this Section 5.2(b).

(c) Effective January 1, 2002, shares of restricted stock shall no longer be granted under Section 5.2(a) of the Plan or awarded under Section 5.2(b) of the Plan. Shares of restricted stock that were granted or awarded prior to January 1, 2002, shall be subject to the same restrictions and provisions as determined in 5.2(a) and 5.2(b).

Section 6. Performance Awards

6.1 *Eligibility and Terms*

The Committee may grant awards to officers and other key employees ("Performance Awards") based upon Company performance over a period of years ("Performance Period"). The Committee shall have sole discretion to determine persons eligible to participate, the Performance Period, Company performance factors applicable to the award ("Performance Measures"), and the method of Performance Award calculation.

At the time the Committee establishes a Performance Period for a particular award, it shall also establish Performance Measures and targets to be attained relative to those measures ("Performance Targets"). Performance Measures may be based on any of the following factors, alone or in combination, as the Committee deems appropriate: (i) return on assets; (ii) return on equity; (iii) return on sales; (iv) total shareholder return; (v) cash flow; (vi) economic value added; (vii) net earnings; *and (viii) earnings per share relative to a peer group. The Committee may establish the peer group referenced above and amend the peer group as the Committee determines desirable.* Performance Targets may include a minimum, maximum and target level of performance with the size of Performance Awards based on the level attained. Once established, Performance Targets and Performance Measures shall not be changed during the Performance Period; provided, however, that the Committee may eliminate or decrease the amount of a Performance Award otherwise payable to a participant. Upon completion of a Performance Period, the Committee shall determine the Company's performance in relation to the Performance Targets for that period and certify in writing the extent to which Performance Targets were satisfied.

6.2 *Payment of Awards*

Performance Awards may be paid in cash, Shares of restricted stock (pursuant to terms applicable to restricted stock awarded to Company employees as described in the Plan) or a combination thereof, as determined by the Committee. Performance Awards shall be made not later than 90 days following the end of the relevant Performance Period. The fair market value of a Performance Award payment to any individual employee in any calendar year shall not exceed $2.5 million. The fair market value of Shares to be awarded shall be determined by the average of the high and low price of Shares on the New York Stock Exchange on the last business day of the Performance Period. Federal, state and local taxes will be withheld as appropriate.

6.3 *Termination*

To receive a Performance Award, the participant must be employed by the Company on the last day of the Performance Period. If a participant terminates employment during the Performance Period by reason of death, disability or retirement, a payout based on the time of employment during the Performance Period shall be distributed. Participants employed on the last day of the Performance Period, but not for the entire Performance Period, shall receive a payout prorated for that part of the Performance Period for which they were participants. If the participant is deceased at the time of Performance Award payment, the payment shall be made to the recipient's designated representative.

Section 7. Election to Receive Non-Employee Director Fees in Shares

Effective April 8, 1998, non-employee directors shall have the option of receiving all or a portion of their annual retainer fees, as well as fees for attendance at meetings of the Board and committees of the Board (including any Committee Chairman stipend), in the form of Shares.

The number of Shares that may be issued pursuant to such election shall be based on the amount of cash compensation subject to the election divided by the fair market value of one Share on the date such cash compensation is payable. The fair market value shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange on payable date.

Shares provided pursuant to the election shall be held in book-entry form by the Company on behalf of the non-employee director. Upon request, the Company shall deliver Shares so held to the non-employee director. While held in book-entry form, the Shares shall have all associated rights and privileges, including voting rights and the right to receive dividends.

Section 8. Change of Control

8.1 *Effect on Grants and Awards*

Unless the Committee shall otherwise expressly provide in the agreement relating to a grant or award under the Plan, upon the occurrence of a Change of Control as defined below: (i) all options then outstanding under the Plan shall become fully exercisable as of the date of the Change of Control; (ii) all terms and conditions of restricted stock awards then outstanding shall be deemed satisfied as of the date of the Change of Control; and (iii) all Performance Awards for a Performance Period not completed at the time of the Change of Control shall be payable in an amount equal to the product of the maximum award opportunity for the Performance Award and a fraction, the numerator of which is the number of months that have elapsed since the beginning of the Performance Period through the later of (A) the date of the Change of Control or (B) the date the participant terminates employment, and the denominator of which is the total number of months in the Performance Period; provided, however, that if this Plan shall remain in force after a Change of Control, a Performance Period is completed during that time, and the participant's employment has not terminated, this provision (iii) shall not apply.

8.2. *Change of Control Defined*

For purposes of the Plan, a "Change of Control" shall be deemed to have occurred if:

(a) Any person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 15 percent or more of the combined voting power of the Company's then outstanding common stock, unless the Board by resolution negates the effect of this provision in a particular circumstance, deeming that resolution to be in the best interests of Company stockholders;

(b) During any period of two consecutive years, there shall cease to be a majority of the Board comprised of individuals who at the beginning of such period constituted the Board;

(c) The shareholders of the Company approve a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than fifty percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(d) Company shareholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets.

Section 9. Amendment and Termination

The Board may terminate the Plan at any time, except with respect to grants and awards then outstanding. The Board may amend the Plan without shareholder approval, unless such approval is necessary to comply with applicable laws, including provisions of the Exchange Act or Internal Revenue Code.

Section 10. Regulatory Compliance

Notwithstanding any other provision of the Plan, the issuance or delivery of any Shares may be postponed for such period as may be required to comply with any applicable requirements of any national securities exchange or any requirements under any other law or regulation applicable to the issuance or delivery of such Shares. The Company shall not be obligated to issue or deliver any Shares if such issuance or delivery shall constitute a violation of any provision of any law or regulation of any governmental authority or national securities exchange.

Section 11. Effective Date

The Plan shall be effective upon its approval by the Company's stockholders at the 1996 Annual Meeting of Stockholders.

CATERPILLAR INC.
EXECUTIVE INCENTIVE COMPENSATION PLAN
(Effective as of 01/01/2002)

Section 1. Purpose

The purpose of the Caterpillar Inc. Executive Incentive Compensation Plan ("Plan") is to advance the interests of Caterpillar Inc. and its subsidiaries (collectively, the "Company") by providing an annual incentive bonus to be paid to certain executive officers of the Company based on the achievement of pre-established quantitative performance goals. The Plan is a performance-based compensation plan as defined in Internal Revenue Code Section 162(m) of the Internal Revenue Service of 1986 as amended ("Code") and payments under the Plan are intended to qualify for tax deductibility under Section 162(m).

Section 2. Administration

The Plan shall be administered by the Compensation Committee ("Committee") of the Board of Directors of the Company ("Board"), which is composed solely of members of the Board that are outside directors, as that term is defined in Section 162(m) of the Code. The Committee shall have the authority to grant awards under the Plan to executive officers of the Company. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee also shall have the authority and discretion to interpret the Plan, to establish and revise rules and regulations relating to the Plan, and to make any other determinations that it believes necessary or advisable for administration of the Plan.

Section 3. Performance Awards

3.1 *Eligible Participants*

This Plan is applicable to the Chief Executive Officer, the Group Presidents and any other officers of the Company designated by the Committee ("Eligible Participants"). Absent a specific designation, the Eligible Participants will be limited to the CEO and Group Presidents.

3.2. *Award Criteria*

Prior to March 31 of each year for which an award ("Performance Award") is payable hereunder, the Committee shall establish the performance factors ("Performance Measures") applicable to the award for that year and the objective criteria pursuant to which the bonus for that year is to be payable ("Performance Targets"). The Committee shall have sole discretion to determine the Company Performance Measures applicable to the Performance Award, and the method of Performance Award calculation. Performance Measures may be based on any of the following factors, alone or in combination, as the Committee deems appropriate: (i) return on assets; (ii) return on equity; (iii) return on sales; (iv) total shareholder return; (v) cash flow; (vi) economic value added; (vii) net earnings; (viii) earnings per share; and (ix) realized 6 Sigma benefits.

Performance Targets may include a minimum, maximum and target level of performance with the size of Performance Awards based on the level attained. Once established, Performance Targets and Performance Measures shall not be changed during the Plan year defined as the fiscal year of the Company ("Performance Period"); provided, however, that the Committee may eliminate or decrease the amount of a Performance Award otherwise payable to a participant. The maximum dollar amount that any Participant may be paid in any single year under the Plan may not exceed $3 million.

3.3 *Payment of Awards*

As soon as practicable after the Company's audited financial statements are available for the Performance Period in which the incentive compensation will be paid, the Committee shall determine the Company's performance in relation to the Performance Targets for that Performance Period. In performing such evaluation, the Committee is authorized to make adjustments in the method of calculating attainment of performance objectives as follows (i) to exclude the dilutive effects of acquisitions or joint ventures; (ii) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (iii) to exclude restructuring and/or other nonrecurring charges; (iv) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (v) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (vi) to exclude the effects to any statutory adjustments to corporate tax; (vii) to exclude the impact of any "extraordinary items" as determined under generally accepted accounting principles; (viii) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; and (ix) to exclude any other unusual, non-recurring gain or loss or other extraordinary item. The Committee shall certify in writing the extent to which Performance Targets were satisfied.

Performance Awards shall be paid in cash within three months of the fiscal year or as soon as practicable thereafter. Federal, state and local taxes will be withheld as appropriate.

3.4 *Termination of Employment*

To receive a Performance Award, the participant must be employed by the Company on the last day of the fiscal year. If a participant terminates employment before such date by reason of death, disability or retirement, a payout based on the time of employment during the year shall be distributed. Participants employed on the last day of the year, but not for the entire year, shall receive a payout prorated for that part of the year for which they were participants. If the participant is deceased at the time of Performance Award payment, the payment shall be made to the recipient's designated representative.

Section 4. Change of Control

4.1 *Effect on Awards*

Unless the Committee shall otherwise expressly provide in the agreement relating to an award under the Plan, upon the occurrence of a Change of Control as defined below: (i) all Performance Awards for a year not completed at the time of the Change of Control shall be payable in an amount equal to the product of the maximum award opportunity for the Performance Award and a fraction, the numerator of which is the number of months that have elapsed since the beginning of the year through the later of (A) the date of the Change of Control or (B) the date the participant terminates employment, and the denominator of which is twelve.

4.2 *Change of Control Defined*

For purposes of the Plan, a "Change of Control" shall be deemed to have occurred if:

(a) Any person becomes the "beneficial owner" [as defined in Rule 13d-3 under the Securities Exchange Act of 1934 ("Exchange Act")], directly or indirectly, of securities of the Company representing 15 percent or more of the combined voting power of the Company's then outstanding common stock, unless the Board by resolution negates the effect of this provision in a particular circumstance, deeming that resolution to be in the best interests of Company stockholders;

(b) During any period of two consecutive years, there shall cease to be a majority of the Board comprised of individuals who at the beginning of such period constituted the Board;

(c) The shareholders of the Company approve a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than fifty percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(d) Company shareholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets.

Section 5. Amendment and Termination

The Committee may amend, suspend or terminate the Plan at any time in its sole and absolute discretion. Any amendment or termination of the Plan, however, shall not affect the right of a participant to receive any earned but unpaid Performance Award. The Committee may amend the Plan without shareholder approval, unless such approval is necessary to comply with applicable laws, including provisions of the Exchange Act or the Code. However, termination shall not affect any awards previously granted under the Plan.

Section 6. Section 162(m) Compliance

It is the intent of the Company that awards made pursuant to the Plan constitute "qualified performance-based compensation" satisfying the requirements of Section 162(m) of the Code. Accordingly, the Plan shall be interpreted in a manner consistent with 162(m) of the Code. If any provision of the Plan is intended to but does not comply with, or is inconsistent with, the requirements of Section 162(m) of the Code, such provision shall be construed or deemed amended to the extent necessary to conform to and comply with, Section 162(m) of the Code.

Nothing in this Plan precludes the Company from making additional payments or special awards to Eligible Participants outside of the Plan that may or may not qualify as "performance-based" compensation under Section 162(m), provided that such payment or award does not affect the qualification of any incentive compensation payable under the Plan as "performance-based" compensation.

Section 7. Employment Rights

No provision of the Plan nor any action taken by the Committee or the Company pursuant to the Plan shall give or be construed as giving any Eligible Participant any right to be retained in the employ of the Company or affect or limit the right of the Company to terminate such employment.

Section 8. Term

The Plan applies to each of the five calendar years during the period beginning January 1, 2002 and ending December 31, 2006. The Plan shall be effective as of January 1, 2002, subject to the approval of the Plan by the Company's stockholders. Any Performance Awards made under the Plan prior to shareholder approval shall be effective when made, but shall be conditioned on, and subject to, such approval of the Plan by stockholders.

APPENDIX

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

2001

TABLE OF CONTENTS





REPORT OF MANAGEMENT

The management of Caterpillar Inc. has prepared the accompanying financial statements for the years ended December 31, 2001, 2000, and 1999, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

Management maintains a system of internal accounting controls which has been designed to provide reasonable assurance that: transactions are executed in accordance with proper authorization, transactions are properly recorded and summarized to produce reliable financial records and reports, assets are safeguarded, and the accountability for assets is maintained.

The system of internal controls includes statements of policies and business practices, widely communicated to employees, which are designed to require them to maintain high ethical standards in their conduct of company affairs. The internal controls are augmented by careful selection and training of supervisory and other management personnel, by organizational arrangements that provide for appropriate delegation of authority and division of responsibility, and by an extensive program of internal audit with management follow-up. The company's adoption of 6 Sigma is expected to improve processes leading to enhanced internal controls.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. They have made similar annual audits since the initial incorporation of our company. Their role is to render an objective, independent opinion on management's financial statements. Their report appears below.

Through its Audit Committee, the Board of Directors reviews our financial and accounting policies, practices, and reports. The Audit Committee consists exclusively of seven directors who are not salaried employees and who are, in the opinion of the Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member. The Audit Committee meets several times each year with representatives of management, including the internal auditing department, and the independent accountants to review the activities of each and satisfy itself that each is properly discharging its responsibilities. Both the independent accountants and the internal auditors have free access to the Audit Committee and meet with it periodically, with and without management representatives in attendance, to discuss, among other things, their opinions as to the adequacy of internal controls and to review the quality of financial reporting.

Glen Barton

Chairman of the Board

K M Sheeter

Chief Financial Officer

January 23, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

In our opinion, the accompanying consolidated financial statements, in Statements 1 through 4, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2001, 2000, and 1999, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental consolidating data in Statements 1, 3 and 4 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of *Machinery and Engines* and *Financial Products*. The supplemental consolidating data has been subjected to the auditing procedures applied in the audit of the consolidated financial statements; and, in our opinion, except for the *Machinery and Engines* presentation of *Financial Products* on the equity basis, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

Peoria, Illinois

January 23, 2002

STATEMENT 1
Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)

| | Consolidated | | | Supplemental consolidating data | | | | | |
| | | | | Machinery and Engines[1] | | | Financial Products | | |
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Sales and revenues:									
Sales of Machinery and Engines (Note 1C).............	$19,027	$18,913	$18,559	$19,027	$18,913	$18,559	$ —	$ —	$ —
Revenues of Financial Products (Note 1C)	1,423	1,262	1,143	—	—	—	1,645	1,465	1,277
Total sales and revenues.............	20,450	20,175	19,702	19,027	18,913	18,559	1,645	1,465	1,277
Operating costs:									
Cost of goods sold.............	14,752	14,497	14,481	14,752	14,497	14,481	—	—	—
Selling, general, and administrative expenses.............	2,567	2,367	2,347	2,229	2,099	2,079	389	307	299
Research and development expenses.............	696	649	626	696	649	626			
Interest expense of Financial Products.............	657	688	560	—	—	—	685	739	585
Other operating expenses (Notes 1B, 9, and 23)	467	237	194	153	—	—	314	237	194
Total operating costs.............	19,139	18,438	18,208	17,830	17,245	17,186	1,388	1,283	1,078
Operating profit.............	1,311	1,737	1,494	1,197	1,668	1,373	257	182	199
Interest expense excluding Financial Products.............	285	292	269	285	292	269	—	—	—
Other income (expense) (Note 3).............	143	83	196	(88)	(126)	66	88	96	52
Consolidated profit before taxes	1,169	1,528	1,421	824	1,250	1,170	345	278	251
Provision for income taxes (Note 6).............	367	447	455	239	350	362	128	97	93
Profit of consolidated companies	802	1,081	966	585	900	808	217	181	158
Equity in profit of unconsolidated affiliated companies (Note 10).............	3	(28)	(20)	(4)	(31)	(21)	7	3	1
Equity in profit of Financial Products subsidiaries	—	—	—	224	184	159	—	—	—
Profit	$ 805	$ 1,053	$ 946	$ 805	$ 1,053	$ 946	$ 224	$ 184	$ 159
Profit per common share	$ 2.35	$ 3.04	$ 2.66						
Profit per common share — diluted[2].............	$ 2.32	$ 3.02	$ 2.63						
Weighted-average common shares (millions)	343.3	346.8	355.4						
Weighted-average common shares — diluted (millions)[2].............	347.1	348.9	359.4						
Cash dividends declared per common share.............	$ 1.390	$ 1.345	$ 1.275						

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Diluted by assumed exercise of stock options, using the treasury stock method.

The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-8 for a definition of the groupings in these statements. Transactions between Machinery and Engines *and* Financial Products *have been eliminated to arrive at consolidated data.*

STATEMENT 2 Caterpillar Inc.
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)

	2001		2000		1999	
Common stock (Note 14):						
Balance at beginning of year	**$ (1,628)**		$ (1,230)		$ (993)	
Common shares issued, including treasury shares reissued:						
2001 — 916,634; 2000 — 408,629; 1999 — 1,535,626	**18**		14		23	
Treasury shares purchased:						
2001 — 937,000; 2000 — 10,789,700; 1999 — 4,956,100	**(43)**		(412)		(260)	
Balance at year-end	**(1,653)**		(1,628)		(1,230)	
Profit employed in the business:						
Balance at beginning of year	**7,205**		6,617		6,123	
Profit	**805**	**805**	1,053	1,053	946	946
Dividends declared	**(477)**		(465)		(452)	
Balance at year-end	**7,533**		7,205		6,617	
Accumulated other comprehensive income (net of tax):						
Foreign currency translation adjustment (Note 1H):						
Balance at beginning of year	**55**		125		65	
Aggregate adjustment for year	**(72)**	**(72)**	(70)	(70)	60	60
Balance at year-end	**(17)**		55		125	
Minimum Pension Liability Adjustment (Note 8):						
Balance at beginning of year	**(32)**		(47)		(64)	
Aggregate adjustment for year	**(170)**	**(170)**	15	15	17	17
Balance at year-end	**(202)**		(32)		(47)	
Derivative financial instruments (Notes 1I and 2):						
Balance at beginning of year	**—**		—		—	
Gains/(losses) deferred during year	**(39)**	**(39)**	—	—	—	—
(Gains)/losses reclassified to earnings during year	**13**	**13**	—	—	—	—
Balance at year-end	**(26)**		—		—	
Available-for-sale securities (Note 21):						
Balance at beginning of year	**—**		—		—	
Gains/(losses) deferred during year	**(26)**	**(26)**	—	—	—	—
(Gains)/losses reclassified to earnings during year	**2**	**2**	—	—	—	—
Balance at year-end	**(24)**		—		—	
Comprehensive income		**513**		998		1,023
Stockholders' equity at year-end	**$ 5,611**		$ 5,600		$ 5,465	

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3
Financial Position at December 31
(Dollars in millions)

	Consolidated (Caterpillar Inc. and subsidiaries)			Supplemental consolidating data					
				Machinery and Engines[1]			Financial Products		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Assets									
Current assets:									
Cash and short-term investments	$ 400	$ 334	$ 548	$ 251	$ 206	$ 440	$ 149	$ 128	$ 108
Receivables — trade and other	2,592	2,608	3,233	2,170	2,411	2,357	1,182	1,201	1,761
Receivables — finance (Note 5)	5,849	5,471	4,206	—	—	—	5,849	5,471	4,206
Deferred income taxes (Note 6)	423	397	405	381	377	394	42	20	11
Prepaid expenses	1,211	1,019	824	1,220	1,038	841	8	2	3
Inventories (Note 1D and 4)	2,925	2,692	2,594	2,925	2,692	2,594	—	—	—
Total current assets	13,400	12,521	11,810	6,947	6,724	6,626	7,230	6,822	6,089
Property, plant, and equipment — net (Notes 1F and 9)	6,603	5,951	5,380	5,019	4,713	4,457	1,584	1,238	923
Long-term receivables — trade and other	55	76	95	55	76	95	—	—	—
Long-term receivables — finance (Note 5)	6,267	6,095	5,588	—	—	—	6,267	6,095	5,588
Investments in unconsolidated affiliated companies (Notes 1B and 10)	787	551	553	460	504	523	327	47	30
Investments in Financial Products subsidiaries	—	—	—	1,662	1,620	1,464	—	—	—
Deferred income taxes (Note 6)	938	907	954	999	960	974	13	10	9
Intangible assets (Note 1F)	1,671	1,507	1,543	1,668	1,504	1,541	3	3	2
Other assets	936	856	788	465	453	478	471	403	310
Total assets	$ 30,657	$ 28,464	$ 26,711	$ 17,275	$ 16,554	$ 16,158	$ 15,895	$ 14,618	$ 12,951
Liabilities									
Current liabilities:									
Short-term borrowings (Note 12)	$ 2,180	$ 971	$ 770	$ 219	$ 369	$ 51	$ 2,164	$ 919	$ 1,030
Accounts payable	2,123	2,339	2,003	2,210	2,556	2,317	166	147	41
Accrued expenses	1,419	1,148	1,048	854	720	758	593	451	337
Accrued wages, salaries, and employee benefits	1,292	1,274	1,191	1,276	1,262	1,180	16	12	11
Dividends payable	120	117	115	120	117	115	—	5	29
Deferred and current income taxes payable (Note 6)	11	57	23	(29)	28	(12)	40	29	35
Deferred liability	—	—	—	—	—	—	298	316	190
Long-term debt due within one year (Note 13)	3,131	2,762	3,104	73	204	167	3,058	2,558	2,937
Total current liabilities	10,276	8,668	8,254	4,723	5,256	4,576	6,335	4,437	4,610
Long-term debt due after one year (Note 13)	11,291	11,334	9,928	3,492	2,854	3,099	7,799	8,480	6,829
Liability for postemployment benefits (Note 8)	3,103	2,514	2,536	3,103	2,514	2,536	—	—	—
Deferred income taxes and other liabilities (Note 6)	376	348	528	346	330	482	99	81	48
Total liabilities	25,046	22,864	21,246	11,664	10,954	10,693	14,233	12,998	11,487
Contingencies (Note 18)									
Stockholders' equity (Statement 2)									
Common stock of $1.00 par value (Note 14):									
Authorized shares: 900,000,000									
Issued shares (2001, 2000, and 1999 — 407,447,312)									
at paid-in amount	1,043	1,048	1,045	1,043	1,048	1,045	801	787	762
Profit employed in the business	7,533	7,205	6,617	7,533	7,205	6,617	1,046	922	744
Accumulated other comprehensive income	(269)	23	78	(269)	23	78	(185)	(89)	(42)
Treasury stock (2001 — 64,070,868 shares; 2000 — 64,050,502 shares; and 1999 — 53,669,431 shares) at cost	(2,696)	(2,676)	(2,275)	(2,696)	(2,676)	(2,275)	—	—	—
Total stockholders' equity	5,611	5,600	5,465	5,611	5,600	5,465	1,662	1,620	1,464
Total liabilities and stockholders' equity	$ 30,657	$ 28,464	$ 26,711	$ 17,275	$ 16,554	$ 16,158	$ 15,895	$ 14,618	$ 12,951

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-8 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

See accompanying Notes to Consolidated Financial Statements.

Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

	Consolidated (Caterpillar Inc. and subsidiaries)			Supplemental consolidating data					
				Machinery and Engines[1]			Financial Products		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Cash flow from operating activities:									
Profit	$ **805**	$ 1,053	$ 946	$ **805**	$ 1,053	$ 946	$ **224**	$ 184	$ 159
Adjustments for noncash items:									
Depreciation and amortization	**1,169**	1,063	977	**835**	813	772	**334**	250	205
Profit of Financial Products	**—**	—	—	**(224)**	(184)	(159)	**—**	—	—
Nonrecurring charges	**153**	—	—	**153**	—	—	**—**	—	—
Other	**344**	79	156	**308**	(112)	78	**25**	123	78
Changes in assets and liabilities:									
Receivables — trade and other	**99**	(327)	494	**166**	(29)	368	**(49)**	(273)	294
Inventories	**(211)**	(54)	312	**(211)**	(54)	312	**—**	—	—
Accounts payable and accrued expenses	**(160)**	335	(95)	**(203)**	231	(45)	**40**	195	(180)
Other — net	**(212)**	(90)	(200)	**(218)**	(87)	(205)	**16**	(5)	3
Net cash provided by operating activities	**1,987**	2,059	2,590	**1,411**	1,631	2,067	**590**	474	559
Cash flow from investing activities:									
Capital expenditures — excluding equipment leased to others	**(1,100)**	(928)	(913)	**(1,071)**	(891)	(884)	**(29)**	(37)	(29)
Expenditures for equipment leased to others	**(868)**	(665)	(490)	**(38)**	(9)	(21)	**(830)**	(656)	(469)
Proceeds from disposals of property, plant, and equipment	**356**	263	215	**32**	29	30	**324**	234	185
Additions to finance receivables	**(16,284)**	(14,879)	(8,526)	**—**	—	—	**(16,284)**	(14,879)	(8,526)
Collections of finance receivables	**12,339**	10,996	5,676	**—**	—	—	**12,339**	10,996	5,676
Proceeds from sale of finance receivables	**3,107**	2,686	1,324	**—**	—	—	**3,107**	2,686	1,324
Net intercompany borrowings	**—**	—	—	**105**	(24)	(100)	**103**	6	(87)
Investments and acquisitions	**(405)**	(115)	(302)	**(110)**	(102)	(275)	**(295)**	(13)	(27)
Other — net	**(72)**	(111)	(24)	**59**	(41)	(170)	**(45)**	(94)	67
Net cash used for investing activities	**(2,927)**	(2,753)	(3,040)	**(1,023)**	(1,038)	(1,420)	**(1,610)**	(1,757)	(1,886)
Cash flow from financing activities:									
Dividends paid	**(474)**	(462)	(445)	**(474)**	(462)	(445)	**(105)**	(29)	(36)
Common stock issued, including treasury shares reissued	**6**	4	11	**6**	4	11	**14**	25	79
Treasury shares purchased	**(43)**	(412)	(260)	**(43)**	(412)	(260)	**—**	—	—
Net intercompany borrowings	**—**	—	—	**(103)**	(6)	87	**(105)**	24	100
Proceeds from long-term debt issued	**4,062**	3,760	3,770	**681**	12	306	**3,381**	3,748	3,464
Payments on long-term debt	**(2,953)**	(3,147)	(2,288)	**(354)**	(198)	(109)	**(2,599)**	(2,949)	(2,179)
Short-term borrowings — net	**420**	800	(127)	**(38)**	301	(71)	**458**	499	(56)
Net cash provided by (used for) financing activities	**1,018**	543	661	**(325)**	(761)	(481)	**1,044**	1,318	1,372
Effect of exchange rate changes on cash	**(12)**	(63)	(23)	**(18)**	(66)	(29)	**(3)**	(15)	6
Increase (decrease) in cash and short-term investments	**66**	(214)	188	**45**	(234)	137	**21**	20	51
Cash and short-term investments at the beginning of the period	**334**	548	360	**206**	440	303	**128**	108	57
Cash and short-term investments at the end of the period	$ **400**	$ 334	$ 548	$ **251**	$ 206	$ 440	$ **149**	$ 128	$ 108

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-8 for a definition of the groupings in these statements. Transactions between Machinery and Engines *and* Financial Products *have been eliminated to arrive at consolidated data.*

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share data)

1. Operations and summary of significant accounting policies

A. Nature of operations

We operate in three principal lines of business:

(1) *Machinery* — design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

(2) *Engines* — design, manufacture, and marketing of engines for Caterpillar *Machinery,* electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1000 to 14 000 kilowatts).

(3) *Financial Products* — financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Holdings, Inc.

Our products are sold primarily under the brands "Caterpillar," "Cat," "Solar," "MaK," "Perkins," "FG Wilson," and "Olympian."

We conduct operations in our *Machinery* and *Engines* lines of business under highly competitive conditions, including intense price competition. We place great emphasis on the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Machines are distributed principally through a worldwide organization of dealers, 63 located in the United States and 157 located outside the United States. Worldwide, these dealers have over 1,840 branch locations and 1,100 Cat Dealer Rental outlets and serve 172 countries. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins also are sold through their worldwide network of 178 distributors located in 115 countries. Some of the electric power generation systems manufactured by FG Wilson are sold through their worldwide network of 250 dealers located in 170 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

Manufacturing activities of the *Machinery* and *Engines* lines of business are conducted in 47 plants in the United States; 12 in the United Kingdom; eight in Italy; five in Mexico; four each in China and India; three each in France, Germany, and Northern Ireland; two each in Australia, Canada, and Japan; and one each in Belgium, Brazil, Hungary, Indonesia, The Netherlands, Poland, Russia, South Africa, and Sweden. Fourteen parts distribution centers are located in the United States and 12 are located outside the United States.

The *Financial Products* line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. *Financial Products* activity is primarily conducted in the United States, with additional offices in Asia, Australia, Canada, Europe, and Latin America.

B. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% are accounted for by the equity method (see Note 10 on Page A-15).

The accompanying financial statements and supplemental consolidating data, where applicable, have been grouped as follows:

Consolidated — Caterpillar Inc. and its subsidiaries.

Machinery and Engines — primarily our manufacturing, marketing, and parts distribution operations, with the *Financial Products* subsidiaries accounted for on the equity basis.

Financial Products — our finance and insurance subsidiaries, primarily Cat Financial and Caterpillar Insurance Holdings, Inc.

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation. A new line ("Other operating expenses") was added to the Statement of Results of Operations in 2001. The *Financial Products* amounts currently reported on the new line represent depreciation expense on equipment leased to others. Such expenses were previously included in "Selling, general and administrative expenses."

C. Sales and revenue recognition

Sales of *Machinery and Engines* are unconditional sales that are generally recorded when the title transfers as product is shipped and invoiced to customers or independently owned and operated dealers.

Revenues of *Financial Products* primarily represent finance and lease revenues of Cat Financial, a wholly-owned subsidiary. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Lease revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Income recognition is resumed if the receivable becomes contractually current and collection doubts are removed; previously suspended income is recognized at that time.

D. Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2001, 2000, and 1999.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $1,923, $2,065, and $2,000 higher than reported at December 31, 2001, 2000, and 1999, respectively.

E. Securitized receivables

When finance receivables are securitized, we retain interest in the form of interest-only strips, servicing rights, cash reserve accounts, and subordinate certificates. Gains or losses on the securitization are dependent upon the purchase price being allocated between the carrying value of the securitized receivables and the retained interests based upon their relative fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds, forward yield curves and discount rates (see Note 5 on Pages A-11 and A-12).

F. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 20 years or less. Accumulated amortization was $350, $252, and $150 at December 31, 2001, 2000, and 1999, respectively.

G. Shipping and handling costs

We include shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in the "Selling, general and administrative expenses" line of the income statement. These amounts were $241, $235, and $251 for the years ended December 31, 2001, 2000, and 1999, respectively.

H. Foreign currency translation

The functional currency for most of our *Machinery and Engines* consolidated companies is the U.S. dollar. The functional currency for most of our *Financial Products* and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in the results of operations. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in "Accumulated other comprehensive income," which is part of stockholders' equity.

I. Derivative financial instruments

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices. Our Risk Management Policy (Policy) allows for the use of derivative financial instruments to manage foreign currency exchange rate, interest rate, and commodity price exposure. Our Policy specifies that derivatives are not to be used for speculative purposes. Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps, and commodity forward and option contracts. The company's derivative activities are subject to the management, direction, and control of our Financial Officers. Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the Board of Directors at least annually.

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered, the company designates the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific liabilities on the balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133). Please refer to Note 2 for more information on derivatives.

J. Estimates in financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets and reserves for warranty, product liability losses, postemployment benefits, post-sale discounts, credit losses, and certain nonrecurring costs.

K. Future accounting changes

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 addresses financial accounting and reporting for business combinations. This Statement requires that all business combinations be accounted for by the purchase method. As required by SFAS 141, we adopted this new accounting standard for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material impact on our financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS 142, we will adopt this new accounting standard on January 1, 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in a pretax increase in earnings of $80 per year. Upon adoption, we will perform the

(Dollars in millions except per share data)

required transitional impairment tests of goodwill and indefinite-lived intangible assets. Adoption of the transitional impairment provisions of SFAS 142 is not expected to result in an impairment loss.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS 143, we will adopt this new accounting standard on January 1, 2003. We believe the adoption of SFAS 143 will not have a material impact on our financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment of all long-lived assets. As required by SFAS 144, we will adopt this new accounting standard on January 1, 2002. We believe the adoption of SFAS 144 will not have a material impact on our financial statements.

2. Derivative financial instruments and risk management

A. Adoption of SFAS 133

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB amended portions of SFAS 133 by issuing Statement of Financial Accounting Standards No. 138. We adopted these new standards effective January 1, 2001. Adoption of these new accounting standards resulted in cumulative after tax reductions to net income and accumulated other comprehensive income of $2 and $12, respectively, in the first quarter of 2001. The adoption also immaterially impacted both assets and liabilities recorded on the balance sheet. During 2001, we reclassified $5 of the transition adjustment from accumulated other comprehensive income to current earnings.

B. Foreign currency exchange rate risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of sales made and costs incurred in foreign currencies. Movements in foreign currency rates also affect our competitive position as these changes may affect business practices and/or pricing strategies of non-U.S.-based competitors. Additionally, we have balance sheet positions denominated in foreign currency, thereby creating exposure to movements in exchange rates.

Our *Machinery and Engines* operations purchase, manufacture, and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net enterprise basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our Policy allows for managing anticipated foreign currency cash flow for up to four years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, euro, Japanese yen, Mexican peso, or Singapore dollar forward or option contracts that exceed 90 days in duration. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of *Machinery and Engines* foreign currency contracts is undesignated. Losses of $2 on the undesignated contracts were recorded in current earnings ["Other income (expense)" in Statement 1] for the year. Gains of $.3 due to changes in time and volatility value on options were excluded from effectiveness calculations and included in current earnings ["Other income (expense)"] for the year. As of December 31, 2001, $5 of deferred net gains included in equity ("Accumulated other comprehensive income" in Statement 3) is expected to be reclassified to current earnings ["Other income (expense)"] over the next 12 months. There were no circumstances where hedge treatment was discontinued during the year ended December 31, 2001.

In managing foreign currency risk for our *Financial Products* operations, our objective is to minimize (offset) earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions. Our Policy allows the use of foreign currency forward contracts to offset the risk of currency mismatch between our receivable and debt portfolio. All such foreign currency forward contracts are undesignated. "Other income (expense)" includes gains of $43 on the undesignated contracts substantially offset by balance sheet remeasurement and conversion losses.

C. Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our policy is to use interest rate swap agreements and forward rate agreements to manage our exposure to interest rate changes and lower the cost of borrowed funds.

Our *Machinery and Engines* operations generally use fixed rate debt as a source of funding. Our objective is to minimize the cost of borrowed funds. Our policy allows us to enter fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. Gains on undesignated contracts of $.3 were recorded in current earnings ["Other income (expense)"] for the year. Gains on designated interest rate derivatives of $23 were offset by losses on hedged debt of $18 in current earnings ["Other income (expense)"] for the year. Deferred gains on liquidated fixed-to-floating interest rate swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt. Gains of $6 on the liquidated swaps were amortized to current earnings ["Other income (expense)"] for the year. We designate as cash flow hedges at inception of the contract all forward rate agreements. Designation as a hedge of the anticipated issuance of debt is performed to support hedge accounting. *Machinery and Engines* forward rate agreements are 100% effective. As of December 31, 2001, $.3 of deferred net gains included in equity ("Accumulated other

comprehensive income") is expected to be reclassified to current earnings ["Other income (expense)"] over the next 12 months. The reclassification of the remaining deferred gain to current earnings ["Other income (expense)"] will occur over a maximum of 30 years. There were no circumstances where hedge treatment was discontinued during the year ended December 31, 2001.

Our *Financial Products* operations have a "match funding" objective whereby, within specified boundaries, the interest rate profile (fixed rate or floating rate) of their debt portfolio largely matches the interest rate profile of their receivable, or asset, portfolio. In connection with that objective, we use interest rate derivative instruments to modify the debt structure to match the receivable portfolio. This "match funding" reduces the risk of deteriorating margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. We also use these instruments to gain an economic and/or competitive advantage through lower cost of borrowed funds. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Our Policy allows us to issue floating-to-fixed, fixed-to-floating, and floating-to-floating interest rate swaps to meet the "match funding" objective. We designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. As *Financial Products* fixed-to-floating interest rate swaps are 100% effective, gains on designated interest rate derivatives of $44 were offset completely by losses on hedged debt of $44 in current earnings ["Other income (expense)"] for the year ended December 31, 2001. *Financial Products* policy is to designate as cash flow hedges at inception of the contract most floating-to-fixed interest rate swaps. Designation as a hedge of the variability of cash flow is performed to support hedge accounting. Losses of $1 due to ineffectiveness on floating-to-fixed interest rate swaps were included in current earnings ["Other income (expense)"] for the year ended December 31, 2001. As of December 31, 2001, $30 of deferred net losses included in equity ("Accumulated other comprehensive income") is expected to be reclassified to current earnings ("Interest expense of Financial Products" in Statement 1) over the next 12 months. There were no circumstances where hedge treatment was discontinued during the year ended December 31, 2001.

D. Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to minimize volatility in the payments we make for such commodities.

Our *Machinery and Engines* operations purchase aluminum, copper, and nickel embedded in the components we purchase from suppliers. Our suppliers pass on to us price changes in the commodity portion of the component cost.

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter commodity forward and option contracts to lock in the purchase price of the commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. Losses on the undesignated contracts of $8 were recorded in current earnings ["Other income (expense)"] for the year.

3. Other income (expense)

	Years ended December 31,		
	2001	2000	1999
Investment and interest income	**$ 96**	$ 96	$ 74
Foreign exchange (losses) gains..................	**(29)**	(78)	9
Miscellaneous income.............................	**76**	65	113
	$ 143	$ 83	$ 196

4. Inventories

	December 31,		
	2001	2000	1999
Raw materials and work-in-process................	**$1,085**	$ 1,022	$ 969
Finished goods....................................	**1,658**	1,485	1,430
Supplies	**182**	185	195
	$2,925	$ 2,692	$2,594

5. Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses. The effective interest rate on these receivables is 8.7%.

Caterpillar Inc. utilizes inventory merchandising programs for its North American dealers. Certain dealer receivables, which arise from the sale of goods, are sold to Cat Financial at a discount. Some of these receivables are then securitized by Cat Financial into private-placement, revolving securitization facilities. Cat Financial services the dealer receivables, which are held in a securitization trust. Securitization of receivables is a cost-effective means of financing the business. During 2001, a consolidated net discount of $24 was recognized on the securitization of dealer receivables. Significant assumptions used to estimate the fair value of dealer receivables securitized during 2001 include a 7.2% discount rate, a one-month weighted-average maturity, a weighted-average prepayment rate of 0%, and expected credit losses of 0%.

During 2001, Cat Financial securitized retail installment sale contracts and finance leases into a public asset-backed securitization facility. These finance receivables, which are being held in a securitization trust, are secured by new and used equipment. Cat Financial retained servicing responsibilities and subordinated interests related to this securitization. Subordinated interests include $12 in subordinated certificates, an interest in certain future cash flows (excess) with an initial fair value of $20, and a reserve account with an initial fair value of $5. The company's retained interests are generally subordinate to the investors' interests. A net gain of $21 was recognized on this transaction.

Significant assumptions used to estimate the fair value of the subordinated certificates in this transaction include a 6.31% discount rate, a weighted-average prepayment rate of 14%, and expected credit losses of 0.55%. Significant assumptions used to estimate the fair value of the excess and the reserve account in this transaction include a 13.61% discount rate, a weighted-average prepayment rate of 14%, and expected credit losses of 0.55%. The company receives annual servicing fees of approximately 1% of unpaid note value.

During 2001, Cat Financial serviced installment sale contracts and finance lease contracts that they securitized. Cat Financial receives a servicing fee of 1% of the average outstanding principal balance. As of December 31, 2001, Cat Financial's retained interests in these securitizations totaled $51. Key assumptions used to initially determine the fair value of the retained interests included cash flow discount rates on subordinate tranches of 6.31%-6.90%, a cash flow discount rate on other retained interests of 13.61%, a weighted-average maturity of 41 months, average prepayment rates of 14%, and expected credit losses of .48%-.55%.

The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

Cash flow in 2001 related to the above securitizations consisted of:

	Dealer Receivables	Finance Receivables
Proceeds from receivables initially securitized........	$ —	$ 630
Proceeds from subsequent securitization of receivables into revolving facility....................	$ 2,477	$ —
Servicing fees received.................................	$ 5	$ 6

Characteristics of the dealer receivables and finance receivables securitizations as of and for the year ended December 31, 2001 were:

	Dealer Receivables	Finance Receivables
Total securitized principal balance.....................	$ 500	$ 615
Average securitized principal balance	$ 504	$ 836
Loans more than 30 days past due	$ —	$ 31
Net credit losses	$ —	$ 3
Weighted average maturity (in months)...............	1	26

We estimated the impact of individual 10% and 20% changes to the key economic assumptions used to determine the fair value of residual cash flow in retained interests on our income. An independent, adverse change to each key assumption had an immaterial impact on the fair value of residual cash flow.

Please refer to Table I below for additional finance receivables information and Note 16 and Table IV on Page A-18 for fair value information.

TABLE I — Finance Receivables Information

Contractual maturities of outstanding receivables:

December 31, 2001

Amounts Due In	Installment Contracts	Financing Leases	Notes	Total
2002	$1,473	$1,478	$2,556	$ 5,507
2003	998	981	895	2,874
2004	553	594	656	1,803
2005	238	275	299	812
2006	74	114	198	386
Thereafter	7	164	560	731
	3,343	3,606	5,164	12,113
Residual value............	—	954	—	954
Less: Unearned income...	233	514	27	774
Total	$3,110	$4,046	$5,137	$12,293

Impaired loans and leases:

	2001	2000	1999
Average recorded investment.......................	**$ 323**	$ 144	$ 106
At December 31:			
Recorded investment............................	**$ 259**	$ 265	$ 95
Less: Fair value of underlying collateral	**167**	198	41
Potential loss.......................................	**$ 92**	$ 67	$ 54

Allowance for credit loss activity:

	2001	2000	1999
Balance at beginning of year	**$ 163**	$ 134	$ 110
Provision for credit losses...........................	**97**	62	60
Less: Net credit losses	**72**	28	31
Less: Other — net	**11**	5	5
Balance at end of year.............................	**$ 177**	$ 163	$ 134

Cat Financial's net investment in financing leases:

		December 31,	
	2001	2000	1999
Total minimum lease payments receivable	**$3,606**	$ 3,477	$ 3,493
Estimated residual value of leased assets:			
Guaranteed	**272**	283	261
Unguaranteed	**682**	713	718
	4,560	4,473	4,472
Less: Unearned income.............................	**514**	517	544
Net investment in financing leases.................	**$4,046**	$ 3,956	$ 3,928

6. Income taxes

The components of profit before taxes were:

	Years ended December 31,		
	2001	2000	1999
U.S.	$ **741**	$1,083	$1,050
Non-U.S.	**428**	445	371
	$1,169	$1,528	$1,421

The components of the provision for income taxes were:

	Years ended December 31,		
	2001	2000	1999
Current tax provision:			
U.S. Federal	$ **150**	$ 177	$ 179
Non-U.S.	**174**	196	190
State (U.S.)	**11**	14	21
	$ **335**	$ 387	$ 390
Deferred tax provision (credit):			
U.S. Federal	**65**	83	81
Non-U.S.	**(34)**	(35)	(25)
State (U.S.)	**1**	12	9
	32	60	65
Total provision	$ **367**	$ 447	$ 455

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,		
	2001	2000	1999
U.S. statutory rate	**35.0 %**	35.0 %	35.0 %
(Decreases) increases in taxes resulting from:			
Net operating loss carryforwards	**—**	—	(0.4)%
Benefit of Foreign Sales Corporation	**(4.9)%**	(3.8)%	(4.4)%
Release valuation allowance	**—**	(2.6)%	—
Non-U.S. subsidiaries taxed at other than 35%	**(0.1)%**	1.6 %	1.9 %
Other — net	**1.4 %**	(0.8)%	(0.1)%
Provision for income taxes	**31.4 %**	29.4 %	32.0 %

We paid income taxes of $379, $359, and $306 in 2001, 2000, and 1999, respectively.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

Deferred tax assets and liabilities:

	December 31,		
	2001	2000	1999
Deferred tax assets:			
Postemployment benefits other than pensions	**$1,112**	$1,052	$1,044
Warranty reserves	**186**	191	237
Unrealized profit excluded from inventories	**212**	176	167
Net operating loss carryforwards	**217**	198	170
Inventory valuation method	**54**	71	93
Other	**280**	248	205
	2,061	1,936	1,916
Deferred tax liabilities:			
Capital assets	**(523)**	(426)	(383)
Pension	**(182)**	(202)	(138)
	(705)	(628)	(521)
Valuation allowance for deferred tax assets	**(37)**	(45)	(72)
Deferred taxes — net	**$1,319**	$1,263	$1,323

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets. Circumstances could change in the future which would allow us to reduce the remaining valuation allowance and recognize additional net deferred tax assets.

In 2000, circumstances changed at our Brazilian subsidiary that allowed us to reduce the valuation allowance and recognize additional net deferred tax assets.

As of December 31, 2001 amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

2002	2003	2004	2005	2006	2007	2008	Unlimited	Total
$6	$12	$13	$73	$77	$5	—	$592	$778

7. Operating leases

We lease certain computer and communications equipment, transportation equipment, and other property through operating leases. Total rental expense for operating leases was $256, $267, and $246 for 2001, 2000, and 1999, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

	Years ended December 31,					
2002	2003	2004	2005	2006	After 2006	Total
$187	$148	$106	$73	$58	$332	$904

8. Postemployment benefit plans

A. Pension plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. The defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement.

Please refer to Table II on Page A-14 for additional financial information.

B. Other postretirement benefit plans

We have defined-benefit retirement health care and life insurance plans for substantially all of our U.S. employees.

Please refer to Table II on Page A-14 for additional financial information.

C. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance, and supplemental unemployment benefits to substantially all eligible U.S. employees.

D. Summary of long-term liability:

	December 31,		
	2001	2000	1999
Pensions	$ **453**	$ 3	$ 3
Postretirement benefits other than pensions	**2,578**	2,441	2,465
Other postemployment benefits	**72**	70	68
	$3,103	$ 2,514	$ 2,536

NOTES *continued*
(Dollars in millions except per share data)

TABLE II — Financial Information Related to Pension and Other Postretirement Benefit Plans

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Change in benefit obligation:						
Benefit obligation, January 1	$ **8,089**	$ 7,736	$ 8,034	$ **3,869**	$ 3,821	$ 4,020
Service cost	**134**	131	147	**72**	71	93
Interest cost	**581**	552	514	**289**	292	270
Business combinations	**2**	—	4	**—**	—	—
Plan amendments	**4**	2	15	**16**	—	—
Actuarial losses (gains)	**372**	387	(408)	**528**	(65)	(329)
Foreign currency exchange rates	**21**	(145)	(52)	**2**	—	—
Participant contributions	**9**	11	13	**4**	3	—
Benefits paid	**(601)**	(585)	(531)	**(266)**	(253)	(233)
Benefit obligation, December 31	$ **8,611**	$ 8,089	$ 7,736	$ **4,514**	$ 3,869	$ 3,821
Change in plan assets:						
Fair value of plan assets, January 1	$ **9,490**	$ 9,700	$ 8,756	$ **1,324**	$ 1,291	$ 1,098
Actual return on plan assets	**(447)**	477	1,416	**(71)**	22	183
Business combinations	**2**	—	6	**—**	—	—
Foreign currency exchange rate changes	**12**	(160)	(44)	**—**	—	—
Voluntary employer contributions	**—**	—	—			
Participant contributions	**9**	11	13	**4**	3	—
Benefits paid	**(601)**	(585)	(531)	**(266)**	(247)	(228)
Employer funding of benefits paid	**16**	47	84	**118**	255	238
Fair value of plan assets, December 31	$ **8,481**	$ 9,490	$ 9,700	$ **1,109**	$ 1,324	$ 1,291
Over (under) funded, December 31	$ **(129)**	$ 1,401	$ 1,964	$ **(3,405)**	$ (2,545)	$ (2,530)
Unrecognized prior service cost	**363**	412	491	**167**	171	189
Unrecognized net actuarial (gain) loss	**515**	(1,241)	(2,078)	**413**	(317)	(355)
Unrecognized net obligation (asset) existing at adoption of SFAS 87	**7**	5	(18)	**—**	—	—
Contributions made after measurement date	**4**	—	—	**17**	—	—
Net amount recognized in financial position	$ **760**	$ 577	$ 359	$ **(2,808)**	$ (2,691)	$ (2,696)
Components of net amount recognized in financial position:						
Prepaid benefit costs	$ **1,052**	$ 901	$ 731	$ **—**	$ —	$ —
Accrued benefit liabilities	**(292)**	(324)	(372)	**(2,808)**	(2,691)	(2,696)
Intangible assets	**210**	1	—	**—**	—	—
Adjustment for minimum pension liability	**(453)**	(3)	(3)	**—**	—	—
Accumulated other comprehensive income	**243**	2	3	**—**	—	—
Net asset (liability) recognized	$ **760**	$ 577	$ 359	$ **(2,808)**	$ (2,691)	$ (2,696)
Components of net periodic benefit cost:						
Service cost	$ **134**	$ 131	$ 147	$ **72**	$ 71	$ 93
Interest cost	**581**	552	514	**289**	292	270
Expected return on plan assets	**(896)**	(854)	(798)	**(136)**	(123)	(107)
Amortization of:						
Net asset existing at adoption of SFAS 87	**(1)**	(23)	(23)	**—**	—	—
Prior service cost[1]	**54**	76	101	**21**	19	19
Net actuarial (gain) loss	**(35)**	(62)	(26)	**(9)**	—	1
Total (benefit) cost included in results of operations	$ **(163)**	$ (180)	$ (85)	$ **237**	$ 259	$ 276
Rate assumptions:						
Assumed discount rate[2]	**7.0%**	7.5%	7.4%	**7.3%**	7.8%	7.8%
Expected rate of compensation increase[2]	**3.9%**	4.0%	4.0%	**4.0%**	4.0%	4.0%
Expected long-term rate of return on plan assets[3]	**9.7%**	9.7%	9.6%	**10.0%**	10.0%	10.0%

For measurement purposes, a 10.6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. This rate was assumed to decrease gradually to 4.5% for 2009.

[1] Prior service costs are amortized using the straight-line method. For our pension plans, the straight-line method is used over the average remaining service period of employees expected to receive benefits from the plan amendment. For our other postretirement benefit plans, the straight-line method is used over the average remaining service period of employees affected by the plan amendment.

[2] Weighted-average rates as of December 31.

[3] Weighted-average rates used in determining consolidated expense. The weighted-average rates for 2002 are 9.5% and 9.8% for pension and postretirement benefits, respectively.

Effects of a one-percentage-point change in the assumed health care cost trend rates for 2001:

	One-percentage-point increase	One-percentage-point decrease
Approximate effect on the total of service and interest cost components of other postretirement benefit cost	$ 34	$ (28)
Approximate effect on accumulated postretirement benefit obligation	$439	$(366)

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	At December 31,		
	2001	2000	1999
Accumulated benefit obligation	**$(4,098)**	$(2,937)	$ (84)
Projected benefit obligation	**$(4,214)**	$(2,943)	$ (92)
Fair value of plan assets	**$ 3,477**	$ 2,833	$ 12

9. Property, plant, and equipment

	December 31, 2001	2000	1999
Land — at original cost	**$ 149**	$ 143	$ 141
Buildings and land improvements	**3,077**	3,016	3,063
Machinery, equipment, and other	**6,658**	6,674	6,375
Equipment leased to others	**2,270**	1,771	1,288
Construction-in-process	**636**	312	304
	12,790	11,916	11,171
Less: Accumulated depreciation	**6,187**	5,965	5,791
Property, plant, and equipment — net	**$6,603**	$ 5,951	$ 5,380

We had commitments for the purchase or construction of capital assets of approximately $260 at December 31, 2001.

Assets recorded under capital leases[1]:

	December 31, 2001	2000	1999
Gross capital leases[2]	**$ 444**	$ 622	$ 688
Less: Accumulated depreciation	**318**	483	529
Net capital leases	**$ 126**	$ 139	$ 159

[1] Included in Property, plant, and equipment table above.
[2] Consists primarily of machinery and equipment.

Equipment leased to others (primarily by *Financial Products*):

	December 31, 2001	2000	1999
Equipment leased to others — at original cost	**$2,270**	$ 1,771	$ 1,288
Less: Accumulated depreciation	**629**	479	408
Equipment leased to others — net	**$1,641**	$ 1,292	$ 880

Scheduled minimum rental payments to be received for equipment leased to others:

December 31,

2002	2003	2004	2005	2006	After 2006
$380	$267	$156	$73	$23	$9

10. Unconsolidated affiliated companies

The company's investment in affiliated companies accounted for by the equity method consists primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. located in Japan. Combined financial information of the unconsolidated affiliated companies, accounted for by the equity method (generally on a three month lag), was as follows:

	Years ended September 30, 2001	2000	1999
Results of Operations:			
Sales	**$2,493**	$ 2,773	$ 2,814
Cost of Sales	**1,971**	2,220	2,247
Gross Margin	**522**	553	567
Profit (Loss)	**$ 9**	$ (56)	$ (37)

	September 30, 2001	2000	1999
Financial Position:			
Assets:			
Current assets	**$1,451**	$ 1,583	$ 1,641
Property, plant, and equipment — net	**986**	1,000	978
Other assets	**290**	352	415
	2,727	2,935	3,034
Liabilities:			
Current liabilities	**1,257**	1,284	1,306
Long-term debt due after one year	**414**	557	512
Other liabilities	**281**	253	318
	1,952	2,094	2,136
Ownership	**$ 775**	$ 841	$ 898

At December 31, 2001, consolidated "Profit employed in the business" in Statement 2 included $87 representing undistributed profit of the unconsolidated affiliated companies. In 2001, 2000, and 1999, we received $4, $4, and $8, respectively, in dividends from unconsolidated affiliated companies.

Through June 1999, our investment in FG Wilson was accounted for using the equity method and reported as an unconsolidated affiliated company. In June 1999, we acquired the remaining interest in FG Wilson. Beginning in July 1999, all elements of its financial reporting are included in the appropriate lines of the consolidated financial statements.

Certain investments in unconsolidated affiliated companies are accounted for using the cost method. During the first quarter of 2001, Cat Financial invested for a limited partnership interest in a venture financing structure associated with Caterpillar's rental strategy in the United Kingdom.

11. Credit commitments

December 31, 2001	Consolidated	Machinery and Engines	Financial Products
Credit lines available:			
Global credit facility	$4,250 [1]	$4,250 [1]	$3,650 [1]
Other external	970	436	534
Intercompany	—	500 [2]	821 [2]
Total credit lines available	5,220	5,186	5,005
Utilized credit	345	219	126
Unused credit	$4,875	$4,967	$4,879

[1] A global credit facility of $4,250 is available to both *Machinery and Engines* and *Financial Products* (Cat Financial) to support commercial paper programs. Cat Financial may use up to 90% of the available facility subject to a maximum debt to equity and a minimum interest coverage ratio. *Machinery and Engines* may use up to 100% of the available facility subject to a minimum level of net worth. Based on these restrictions, and the allocation decisions of available credit made by management, the facility available to Cat Financial at December 31, 2001 was $3,650. The facility is comprised of two components of equal amounts expiring in September 2002 and September 2006.
[2] Represents variable lending agreements between Caterpillar Inc. and Cat Financial.

Based on long-term credit agreements, $1,885, $2,732, and $2,244 of commercial paper outstanding at December 31, 2001, 2000, and 1999, respectively, was classified as long-term debt due after one year.

12. Short-term borrowings

	December 31, 2001	2000	1999
Machinery and Engines:			
Notes payable to banks	**$ 219**	$ 104	$ 51
Commercial paper	**—**	237	—
Other	**—**	28	—
	219	369	51
Financial Products:			
Notes payable to banks	**126**	92	88
Commercial paper	**1,715**	400	534
Other	**323**	427	408
	2,164	919	1,030
Less: Intercompany borrowings	**203**	317	311
Total short-term borrowings	**$2,180**	$ 971	$ 770

(Dollars in millions except per share data)

The weighted average interest rates on external short-term borrowings outstanding were:

	December 31,		
	2001	2000	1999
Notes payable to banks	**5.6%**	6.9%	5.3%
Commercial paper	**2.0%**	5.9%	5.5%
Other	**3.4%**	6.8%	5.8%

Please refer to Note 16 and Table IV on Page A-18 for fair value information on short-term borrowings.

13. Long-term debt

	December 31,		
	2001	2000	1999
Machinery and Engines:			
Notes — 9.375% due 2001	**$ —**	$ —	$ 184
Notes — 6.000% due 2003	**253**	252	252
Notes — 6.550% due 2011	**249**	—	—
Debentures — 9.000% due 2006	**211**	203	203
Debentures — 6.000% due 2007	**180**	162	154
Debentures — 7.250% due 2009	**321**	300	300
Debentures — 9.375% due 2011	**123**	123	123
Debentures — 9.750% due 2000-2019	**—**	139	184
Debentures — 9.375% due 2021	**236**	236	236
Debentures — 8.000% due 2023	**199**	199	199
Debentures — 6.625% due 2028	**299**	299	299
Debentures — 7.300% due 2031	**348**	—	—
Debentures — 7.375% due 2097	**297**	297	297
Medium-term notes	**26**	96	96
Capital lease obligations	**467**	474	508
Commercial paper supported by revolving credit agreements (Note 11)	**130**	—	—
Other	**153**	74	64
Total Machinery and Engines	**3,492**	2,854	3,099
Financial Products:			
Commercial paper supported by revolving credit agreements (Note 11)	**1,755**	2,732	2,244
Medium-term notes	**6,003**	5,687	4,524
Other	**41**	61	61
Total Financial Products	**7,799**	8,480	6,829
Total long-term debt due after one year	**$11,291**	$ 11,334	$ 9,928

Other than the debt of the *Financial Products* subsidiaries, all outstanding notes and debentures itemized above are unsecured direct obligations of Caterpillar Inc. The capital lease obligations are collateralized by leased manufacturing equipment and/or security deposits.

The 6% notes may be redeemed in whole at their principal amount if we are required to pay additional taxes or duties as a result of a change in tax law and that obligation cannot be reasonably avoided. In addition, if the identity of beneficial owners of the notes must be disclosed in certain circumstances, we would be required either to redeem the notes or satisfy the information disclosure requirement through the payment of certain taxes or charges. We may also purchase the 6% notes at any time in the open market.

The 6% debentures were sold at significant original issue discounts ($144). This issue is carried net of the unamortized portion of its discount, which is amortized as interest expense over the life of the issue. These debentures have a principal at maturity of $250 and an effective annual cost of 13.3%. We may redeem them, at our option, at an amount equal to the respective principal at maturity.

We may redeem the 6.55% notes and the 7.25%, 6.625%, 7.3%, and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. *Machinery and Engines* medium-term notes have maturities from nine months to 30 years. At December 31, 2001, these notes had a weighted average interest rate of 8.1% with two to three years remaining to maturity. *Financial Products* medium-term notes have a weighted average interest rate of 5.4% with remaining maturities up to 15 years at December 31, 2001.

The aggregate amounts of maturities of long-term debt during each of the years 2002 through 2006, including amounts due within one year and classified as current, are:

	December 31,				
	2002	2003	2004	2005	2006
Machinery and Engines	$ 73	$ 277	$ 47	$ 18	$ 353
Financial Products	3,058	3,141	812	406	2,581
	$ 3,131	$ 3,418	$ 859	$ 424	$ 2,934

Interest paid on short-term and long-term borrowings for 2001, 2000, and 1999 was $1,009, $930, and $796, respectively.

Please refer to Note 16 and Table IV on Page A-18 for fair value information on long-term debt.

14. Capital stock

A. Stock options

In 1996, stockholders approved a plan providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. This plan reserves 24,000,000 shares of common stock for issuance. Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of 10 years. Common shares issued under stock options, including treasury shares reissued, totaled 693,444, 346,333, and 1,449,797, in 2001, 2000, and 1999, respectively.

Our plan grants options which have exercise prices equal to the average market price on the date of grant. We account for our stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with these options. As required by Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," a summary of the pro forma net income and profit per share amounts is shown in Table III on Page A-17. Consistent with the requirements of SFAS 123, compensation expense related to grants made prior to 1995 has not been taken into consideration. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

Please refer to Table III on Page A-17 for additional financial information on our stock options.

B. Restricted stock

The 1996 Stock Option and Long-Term Incentive Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 2001, 143,686 shares of restricted stock were awarded to officers and other key employees as Performance Awards, and 9,750 shares of restricted stock were granted to non-employee directors.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1 par value. None of the preferred shares have been issued.

Stockholders would receive certain preferred stock purchase rights if someone acquired or announced a tender offer to acquire 15% or more of outstanding Caterpillar stock. In essence, those rights would permit each holder (other than the acquiring person) to purchase one share of Caterpillar stock at a 50% discount for every share owned. The rights, designed to protect the interests of Caterpillar stockholders during a takeover attempt, expire December 11, 2006.

TABLE III — Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options:						
Outstanding at beginning of year	26,336,074	$ 44.49	20,404,176	$ 45.90	18,439,777	$ 38.50
Granted to officers and key employees	7,512,206	$ 53.53	6,621,858	$ 38.41	4,937,132	$ 62.34
Granted to outside directors	52,000	$ 45.51	44,000	$ 43.75	52,000	$ 57.56
Exercised	(1,273,361)	$ 23.64	(543,090)	$ 19.49	(2,752,448)	$ 25.20
Lapsed	(331,689)	$ 47.13	(190,870)	$ 55.17	(272,285)	$ 54.39
Outstanding at end of year	32,295,230	$ 47.34	26,336,074	$ 44.49	20,404,176	$ 45.90
Options exercisable at year-end	19,062,802	$ 45.74	15,214,347	$ 42.47	11,655,668	$ 36.12
Weighted-average fair value of options granted during the year	$ 14.56		$ 10.92		$ 16.45	

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable	
Exercise Prices	# Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/01	Weighted-Average Exercise Price
$11.78-$16.44	487,820	0.5	$14.93	487,820	$14.93
$18.77-$26.77	1,413,685	2.1	$24.52	1,413,685	$24.52
$27.91-$39.19	10,411,671	6.7	$35.85	6,215,921	$34.13
$43.75-$62.34	19,982,054	7.6	$55.74	10,945,376	$56.45
	32,295,230	7.0	$47.34	19,062,802	$45.74

SFAS 123 pro forma net income and earnings per share:

	Years ended December 31,		
	2001	2000	1999
Net Income:			
As reported	$ 805	$ 1,053	$ 946
Pro forma	$ 748	$ 1,008	$ 910
Profit per share of common stock:			
As reported:			
Basic	$ 2.35	$ 3.04	$ 2.66
Assuming dilution	$ 2.32	$ 3.02	$ 2.63
Pro forma:			
Basic	$ 2.18	$ 2.91	$ 2.56
Assuming dilution	$ 2.17	$ 2.90	$ 2.55

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year		
	2001	2000	1999
Dividend yield	2.49%	2.11%	2.07%
Expected volatility	30.1%	26.4%	24.4%
Risk-free interest rates	4.88%	6.20%	5.80%
Expected lives	5 years	5 years	5 years

(Dollars in millions except per share data)

15. Profit per share

Stock options to purchase 19,886,054, 12,636,262, and 12,953,783 shares of common stock at a weighted-average price of $55.79, $57.14, and $56.99 were outstanding during 2001, 2000, and 1999, respectively, but were not included in the computation of diluted profit per share, because the options' exercise price was greater than the average market price of the common shares.

16. Fair values of financial instruments

We used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments — carrying amount approximated fair value.

Long-term investments (other than investments in unconsolidated affiliated companies) — fair value was estimated based on quoted market prices.

Foreign currency forward and option contracts — fair value of forward contracts was determined by discounting the future cash flow resulting from the differential between the contract price and the forward rate. Fair value of option contracts was determined by using the Black-Scholes model.

Finance receivables — fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad debt experience was also considered.

Short-term borrowings — carrying amount approximated fair value.

Long-term debt — for *Machinery and Engines* notes and debentures, fair value was estimated based on quoted market prices. For *Financial Products,* fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

Interest rate swaps — fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year end.

Please refer to Table IV below for the fair values of our financial instruments.

17. Concentration of credit risk

Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

Trade receivables are primarily short-term receivables from independently owned and operated dealers which arise in the normal course of business. We perform regular credit evaluations of our dealers. Collateral generally is not required, and the majority of our trade receivables are unsecured. We do, however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer represents a significant concentration of credit risk.

TABLE IV — Fair Values of Financial Instruments

Asset (Liability) At December 31	**2001** Carrying Amount	**2001** Fair Value	2000 Carrying Amount	2000 Fair Value	1999 Carrying Amount	1999 Fair Value	Reference #
Cash and short-term investments	**$ 400**	**$ 400**	$ 334	$ 334	$ 548	$ 548	Statement 3, Note 17
Long-term investments	**791**	**791**	741	741	667	667	Note 17
Foreign currency contracts	**2**	**2**	(30)	(34)	69	82	Note 2
Finance receivables — net (excluding operating and finance type leases and currency forward contracts[1])	**11,152**	**11,162**	10,465	10,557	8,774	8,753	Note 5
Short-term borrowings	**(2,180)**	**(2,180)**	(971)	(971)	(770)	(770)	Note 12
Long-term debt (including amounts due within one year)							
Machinery and Engines	**(3,565)**	**(3,749)**	(3,058)	(3,198)	(3,266)	(3,285)	Note 13
Financial Products	**(10,857)**	**(10,976)**	(11,038)	(11,154)	(9,766)	(9,688)	Note 13
Interest rate swaps							
Machinery and Engines —							
in a net receivable position	**—**	**—**	—	25	2	1	Note 2
in a net payable position	**—**	**—**	(1)	—	(8)	(24)	Note 2
Financial Products —							
in a net receivable position	**58**	**58**	8	27	22	29	Note 2
in a net payable position	**(71)**	**(71)**	—	(25)	(1)	(7)	Note 2

[1] Excluded items have a net carrying value at December 31, 2001, 2000, and 1999 of $964, $1,101, and $1,020, respectively.

Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 2001, 2000, and 1999. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments are comprised of investments which collateralize capital lease obligations (see Note 13 on Page A-16) and investments of Caterpillar Insurance Holdings, Inc. supporting insurance reserve requirements.

Outstanding derivative instruments, with notional amounts totaling $5,872, $6,794, and $7,795, and terms generally ranging up to five years, were held at December 31, 2001, 2000, and 1999, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate non-performance by any of the counterparties. Our exposure to credit loss in the event of non-performance by the counterparties is limited to only those gains that we have recorded, but have not yet received, cash payment. At December 31, 2001, 2000, and 1999, the exposure to credit loss was $80, $30, and $75, respectively.

Please refer to Note 16 and Table IV on Page A-18 for fair value information.

18. Environmental and legal matters

The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In making that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five of these sites, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency (EPA), the company is required to meet certain emission standards by October 2002. The Consent Decree provides for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. The EPA currently is in the process of setting these non-conformance penalties. If Caterpillar must pay non-conformance penalties, our results could be negatively impacted, but not materially in 2002.

On January 16, 2002, Caterpillar commenced an action against Navistar International Transportation Corporation and International Truck & Engine Corporation (Navistar). Caterpillar seeks a declaratory judgment upholding a long-term purchase contract plus damages arising from Navistar's alleged breach of contract. On January 17, 2002, Navistar commenced an action against Caterpillar that alleges we breached various aspects of the long-term purchase contract. We believe Navistar's claims are without merit, and resolution of these matters will not have a material impact on our financial statements.

19. Segment information

A. Basis for segment information

The company is organized based on a decentralized structure that has established accountabilities to continually improve business focus and increase our ability to react quickly to changes in both the global business cycle and competitors' actions. Our current structure uses a product, geographic matrix organization comprised of multiple profit and service center divisions.

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture, and ongoing support of their products. However, some of these product-focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are primarily focused on marketing. However, most of these profit centers also have some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

We have developed an internal measurement system to evaluate performance and to drive continuous improvement. This measurement system, which is not based on generally accepted accounting principles (GAAP), is intended to motivate desired behavior of employees and drive performance. It is not intended to measure a division's contribution to enterprise results. The sales and cost information used for internal purposes varies significantly from our consolidated, externally-reported information resulting in substantial reconciling items. Each division has specific performance targets and is evaluated and compensated based on achieving those targets. Performance targets differ from division to division; therefore, meaningful comparisons cannot be made among the profit or service center divisions. It is the comparison of actual results to budgeted results that makes our internal reporting valuable to management. Consequently, we feel that the financial information required by Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information" has limited value for our external readers.

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose GAAP-based financial results for our three lines of business (Machinery, Engines, and Financial Products) in our Management's Discussion and Analysis beginning on Page A-25.

B. Description of segments

The profit center divisions meet the SFAS 131 definition of "operating segments;" however, the service center divisions do not. Several of the profit centers have similar characteristics and have been aggregated. The following is a brief description of our seven reportable segments and the business activities included in the "All other" category.

Asia/Pacific Marketing: Primarily responsible for marketing products through dealers in Australia, Asia (excluding Japan), and the Pacific Rim. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products.*

Construction & Mining Products: Primarily responsible for the design, manufacture, and ongoing support of small, medium, and large machinery used in a variety of construction and mining applications. Also includes the design, manufacture, procurement, and marketing of components and control systems that are consumed primarily in the manufacturing of our machinery.

EAME Marketing: Primarily responsible for marketing products through dealers in Europe, Africa, the Middle East, and the Commonwealth of Independent States. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products* and *Power Products.*

Finance & Insurance Services: Provides financing to customers and dealers for the purchase and lease of Caterpillar and non-competitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Latin America Marketing: Primarily responsible for marketing products through dealers in Latin America. Also includes the regional manufacturing of some products that are also produced by *Construction & Mining Products* and *Power Products.*

Power Products: Primarily responsible for the design, manufacture, marketing, and ongoing support of reciprocating and turbine engines along with related systems. These engines and related systems are used in products manufactured in other segments, on-highway trucks, and locomotives; and in a variety of construction, electric power generation, marine, petroleum, and industrial applications.

North America Marketing: Primarily responsible for marketing products (excluding *Power Products*) through dealers in the United States and Canada.

All other: Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; the design, manufacture, and ongoing support of agricultural machinery and paving products; logistics services for other companies; service tools for Caterpillar dealers; preventive maintenance products (filters and fluids); and the remanufacture of Caterpillar engines and components.

C. Segment measurement and reconciliations

Please refer to Table V on Pages A-21 and A-22 for financial information regarding our segments. There are several accounting differences between our segment reporting and our GAAP-based external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. The following is a list of the more significant accounting differences:

- Generally, liabilities are managed at the corporate level and are not included in segment operations. Segment accountable assets generally include inventories, receivables, property, plant, and equipment.

- We account for intersegment transfers using a system of market-based prices. With minor exceptions, each of the profit centers either sells or purchases virtually all of its products to or from other profit centers within the company. Our high level of integration results in our internally-reported sales being approximately double that of our consolidated, externally-reported sales.

- Segment inventories and cost of sales are valued using a current cost methodology.

- Timing differences occur between our internal reporting and our external reporting such as: postretirement benefit expenses and profit that is recognized on intersegment transfers.

- Interest expense is imputed (i.e., charged) to profit centers based on their level of accountable assets. This calculation takes into consideration the corporate debt to debt-plus-equity ratio and a weighted-average corporate interest rate.

- In general, foreign currency fluctuations are neutralized for segment reporting.

- Accountable profit is determined on a pretax basis.

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on Pages A-21 and A-22 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

- **Corporate costs:** Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

- **Methodology differences:** See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.

- **Methodology changes in segment reporting:** Estimated restatements of prior periods to reflect changes in our internal-reporting methodology.

TABLE V — Segment Information (unaudited)

Business Segments:

	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Financing & Insurance Services	Latin America Marketing	Power Products	North America Marketing	All Other	Total
2001									
External sales and revenues	$1,411	222	3,403	1,717	1,479	5,334	5,878	1,238	$20,682
Intersegment sales and revenues	$ 12	7,330	669	1	145	4,777	219	1,842	$14,995
Total sales and revenues	$1,423	7,552	4,072	1,718	1,624	10,111	6,097	3,080	$35,677
Depreciation and amortization	$ 11	213	60	315	25	359	—	73	$ 1,056
Imputed interest expense	$ 13	70	29	673	8	115	61	66	$ 1,035
Accountable profit (loss)	$ 18	526	164	334	59	195	54	248	$ 1,598
Accountable assets at Dec. 31	$ 413	2,432	896	15,439	574	3,907	1,368	2,462	$27,491
Capital Expenditures	$ 9	271	61	858	20	337	—	93	$ 1,649
2000									
External sales and revenues	$ 1,380	222	3,330	1,527	1,276	5,736	5,861	1,039	$ 20,371
Intersegment sales and revenues	$ 7	7,255	744	—	124	4,847	173	1,886	$ 15,036
Total sales and revenues	$ 1,387	7,477	4,074	1,527	1,400	10,583	6,034	2,925	$ 35,407
Depreciation and amortization	$ 9	210	61	237	27	338	—	69	$ 951
Imputed interest expense	$ 9	60	29	703	10	100	88	65	$ 1,064
Accountable profit (loss)	$ 39	646	195	253	30	487	82	203	$ 1,935
Accountable assets at Dec. 31	$ 373	2,229	967	14,185	580	3,810	1,739	2,383	$ 26,266
Capital Expenditures	$ 7	190	67	659	24	261	1	79	$ 1,288
1999									
External sales and revenues	$ 1,337	170	3,134	1,397	1,229	5,648	5,941	1,000	$ 19,856
Intersegment sales and revenues	$ 4	6,882	727	10	84	4,545	179	1,810	$ 14,241
Total sales and revenues	$ 1,341	7,052	3,861	1,407	1,313	10,193	6,120	2,810	$ 34,097
Depreciation and amortization	$ 8	215	62	194	28	327	—	65	$ 899
Imputed interest expense	$ 15	66	27	569	5	108	39	65	$ 894
Accountable profit (loss)	$ 46	602	149	207	68	347	31	160	$ 1,610
Accountable assets at Dec. 31	$ 365	2,227	917	12,776	546	3,923	852	2,302	$ 23,908
Capital Expenditures	$ 23	216	78	431	20	316	2	79	$ 1,165

Reconciliations:

Sales & Revenues

	2001	2000	1999
Total external sales and revenues from business segments	$20,682	$20,371	$19,856
Other	(232)	(196)	(154)
Total consolidated sales and revenues	$20,450	$20,175	$19,702

Profit before taxes

	2001	2000	1999
Total accountable profit from business segments	$ 1,598	$ 1,935	$ 1,610
Corporate costs	(444)*	(232)	(218)
Methodology differences	(48)	(252)	(29)
Other	63	77	58
Total consolidated profit before taxes	$ 1,169	$ 1,528	$ 1,421

December 31,

Assets

	2001	2000	1999
Total accountable assets from business segments	$27,491	$26,266	$23,908
Items not included in segment assets:			
Deferred income taxes & prepaids	2,572	2,323	2,107
Intangible assets & other assets	1,977	1,757	1,748
Investments in affiliated companies	677	450	452
Cash and short-term investments	400	334	548
Service center assets	637	453	442
Liabilities included in segment assets	853	696	558
Inventory methodology differences	(1,571)	(1,653)	(1,679)
Intercompany trade receivables double counted in segment assets	(1,757)	(1,790)	(958)
Other	(622)	(372)	(415)
Total consolidated assets	$30,657	$28,464	$26,711

Enterprise-Wide Disclosures:

*Includes $(153) of nonrecurring charges. See Note 23 on Page A-22.

External sales and revenues from products and services:

	2001	2000	1999
Machinery	$12,158	$11,857	$11,705
Engines	6,869	7,056	6,854
Financial Products	1,423	1,262	1,143
Total consolidated	$20,450	$20,175	$19,702

Continued on Page A-22

(Dollars in millions except per share data)

TABLE V Continued — Segment Information (unaudited)

Information about Geographic Areas:

	Sales & Revenues[1]			Net property, plant, and equipment December 31,		
	2001	2000	1999	**2001**	2000	1999
Inside United States	**$ 10,033**	$ 10,076	$ 10,171	**$ 4,351**	$ 3,854	$ 3,397
Outside United States	**10,417**	10,099	9,531	**2,252**[2]	2,097[2]	1,983[2]
Total	**$ 20,450**	$ 20,175	$ 19,702	**$ 6,603**	$ 5,951	$ 5,380

[1] Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.
[2] Amount includes $681, $628, and $614 of net property, plant, and equipment located in the United Kingdom as of December 31, 2001, 2000, and 1999, respectively.

20. Selected quarterly financial results (unaudited)

	2001 Quarter			
	1st	2nd	3rd	4th
Sales and revenues	**$4,810**	**$5,488**	**$5,056**	**$5,096**
Less: Revenues	**349**	**356**	**357**	**361**
Sales	**4,461**	**5,132**	**4,699**	**4,735**
Cost of goods sold	**3,462**	**3,955**	**3,669**	**3,666**
Gross margin	**999**	**1,177**	**1,030**	**1,069**
Profit	**162**	**271**	**205**	**167**
Profit per common share	**$ .47**	**$ .79**	**$ .60**	**$ .49**
Profit per common share — diluted	**$ .47**	**$ .78**	**$ .59**	**$ .48**

	2000 Quarter			
	1st	2nd	3rd	4th
Sales and revenues	$ 4,919	$ 5,363	$ 4,779	$ 5,114
Less: Revenues	294	307	327	334
Sales	4,625	5,056	4,452	4,780
Cost of goods sold	3,558	3,840	3,471	3,628
Gross margin	1,067	1,216	981	1,152
Profit	258	315	216	264
Profit per common share	$ .73	$ .91	$ .63	$ .77
Profit per common share — diluted	$ .73	$ .90	$ .62	$ .76

21. Available-for-sale securities

Caterpillar Insurance Holdings, Inc. had investments in certain debt and equity securities at December 31, 2001 that have been classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) and recorded at fair value based upon quoted market prices. Gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 3). Realized gains and losses on sales of investments are determined using the average cost method for debt instruments and the FIFO method for equity securities.

	December 31, 2001		
	Cost Basis	Net Gains/Losses	Fair Value
Government debt	$ 80	$ —	$ 80
Corporate bonds	157	1	158
Equity securities	200	(40)	160
	$437	$ (39)	$398

The fair value of the available-for-sale debt securities, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Fair Value
Due in one year or less	$10
Due after one year through five years	$96
Due after five years through ten years	$65
Due after ten years	$67

Proceeds from sales of investments in debt and equity securities during 2001 were $246. Gross gains of $2 and gross losses of $5 have been included in current earnings as a result of these sales.

22. Alliances and acquisitions

In the fourth quarter of 2001, we entered a software alliance with Ford Motor Company to develop a world-class logistics information system to increase the speed at which service repair parts are delivered to market.

During the second quarter of 1999, we acquired the remaining 51% interest in FG Wilson, a leading packager of diesel-powered generator sets.

23. Nonrecurring charges

In the fourth quarter of 2001, we recorded nonrecurring charges totaling $153 on a pretax basis.

In December 2001, Caterpillar Inc. signed an agreement with AGCO to sell the design, assembly and marketing of the new MT Series of Caterpillar's Challenger high-tech farm tractors during the first quarter of 2002. The assets associated with this sale had a book value of $52. These assets, which are held in our *All Other* segment, have been written down to $20. The $32 pretax loss on assets associated with this sale is reflected in the "Other operating expenses" line of Statement 1. An additional pretax charge of $49 for other costs required by the terms of the sales contract was recorded in the "Other operating expenses" line of Statement 1.

In December 2001, Caterpillar Inc. announced plans to cease production of diesel engines at the Perkins Engines Shrewsbury, England plant by the end of 2002. Production will be reallocated to other Caterpillar engine facilities to better leverage technology

and capacity. The book value of assets at the plant was $31. These assets, which are held in our *Power Products* segment, have been written down to $15. The $16 pretax loss on assets is reflected in the "Other operating expenses" line of Statement 1. An additional pretax charge of $4 for future expenditures associated with ceasing diesel engine production at Shrewsbury was recorded in the "Other operating expenses" line of Statement 1.

In December 2001, Caterpillar Inc. announced plans to reduce worldwide employment at selected locations in order to reduce costs and improve efficiencies. Approximately 495 of the reduction will result from the closing of the Perkins Engines Shrewsbury plant. Another 433 will come from salaried and management reductions in the United States in the first half of 2002. A pretax charge of $44 for future expenditures associated with these separations was recorded in the "Other operating expenses" line of Statement 1.

Other pretax impairment charges of $8 were taken on two manufacturing buildings in the fourth quarter of 2001. These charges are reflected in the "Other operating expenses" line of Statement 1.

Five-year Financial Summary
(Dollars in millions except per share data)

Years ended December 31,	2001	2000	1999	1998	1997
Sales and revenues	$20,450	20,175	19,702	20,977	18,925
Sales	$19,027	18,913	18,559	19,972	18,110
Percent inside the United States	49%	50%	50%	51%	49%
Percent outside the United States	51%	50%	50%	49%	51%
Revenues	$ 1,423	1,262	1,143	1,005	815
Profit	$ 805	1,053	946	1,513	1,665
Profit per common share[1]	$ 2.35	3.04	2.66	4.17	4.44
Profit per common share — diluted[1]	$ 2.32	3.02	2.63	4.11	4.37
Dividends declared per share of common stock	$ 1.390	1.345	1.275	1.150	.950
Return on average common stock equity	14.4%	19.0%	17.9%	30.9%	37.9%
Capital expenditures:					
Property, plant, and equipment	$ 1,100	928	913	982	851
Equipment leased to others	$ 868	665	490	344	282
Depreciation and amortization	$ 1,169	1,063	977	893	766
Research and engineering expenses	$ 898	854	814	838	700
As a percent of sales and revenues	4.4%	4.2%	4.1%	4.0%	3.7%
Wages, salaries, and employee benefits	$ 4,272	4,029	4,044	4,146	3,773
Average number of employees	70,678	67,200	66,225	64,441	58,366
December 31,					
Total assets:					
Consolidated	$30,657	28,464	26,711	25,128	20,756
Machinery and Engines[2]	$17,275	16,554	16,158	15,619	14,188
Financial Products	$15,895	14,618	12,951	11,648	7,806
Long-term debt due after one year:					
Consolidated	$11,291	11,334	9,928	9,404	6,942
Machinery and Engines[2]	$ 3,492	2,854	3,099	2,993	2,367
Financial Products	$ 7,799	8,480	6,829	6,411	4,575
Total debt:					
Consolidated	$16,602	15,067	13,802	12,452	8,568
Machinery and Engines[2]	$ 3,784	3,427	3,317	3,102	2,474
Financial Products	$13,021	11,957	10,796	9,562	6,338
Percent of total debt to total debt and stockholders' equity (Machinery and Engines)	40%	38%	38%	38%	35%

[1] Computed on weighted-average number of shares outstanding.

[2] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

MANAGEMENT'S DISCUSSION AND ANALYSIS

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 19A, "Basis for segment information" on Page A-19, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Table V on Pages A-21 and A-22 (see Reconciliation of *Machinery and Engine* Sales by Geographic Region to External Sales by Marketing Segment on Page A-26). Our discussions will focus on consolidated results and our three principal lines of business as described below:

Consolidated — represents the consolidated data of Caterpillar Inc. and all its subsidiaries (affiliated companies that are more than 50% owned).

Machinery — design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

Engines — design, manufacture, and marketing of engines for Caterpillar *Machinery,* on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1000 to 14 000 kilowatts).

Financial Products — financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Holdings, Inc.

Machinery and Engines Sales Table

(Millions of dollars)	Total	North America	EAME	Latin America	Asia/Pacific
Fourth-Quarter 2001					
Machinery.........................	$ 2,799	$ 1,417	$ 809	$ 222	$ 351
Engines***......................	1,936	816	562	348	210
	$ 4,735	$ 2,233	$ 1,371	$ 570	$ 561
Fourth-Quarter 2000					
Machinery.........................	$ 2,795	$ 1,402	$ 793	$ 270	$ 330
Engines***......................	1,985	1,016	582	185	202
	$ 4,780	$ 2,418	$ 1,375	$ 455	$ 532

***Does not include internal engine transfers of $296 million and $323 million in 2001 and 2000, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

FOURTH-QUARTER 2001 COMPARED WITH FOURTH-QUARTER 2000

Sales and revenues for fourth-quarter 2001 were $5.10 billion, $18 million lower than fourth-quarter 2000. Slightly higher physical sales volume and an 8 percent increase in Financial Products revenues were more than offset by lower price realization. Profit of $167 million, including pretax nonrecurring charges of $153 million ($97 million after tax), was $97 million lower than fourth-quarter 2000. These charges were for the sale of the Challenger™ agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. Excluding the nonrecurring charges, profit was $264 million, flat with fourth-quarter 2000.

MACHINERY AND ENGINES

Machinery sales were $2.80 billion, about flat compared to fourth-quarter 2000. Slightly higher physical sales volume was offset by unfavorable price realization. Sales were up in all regions except in Latin America.

Engine sales were $1.94 billion, a decrease of $49 million or 2 percent from fourth-quarter 2000. Higher physical sales volume was more than offset by lower price realization.

Operating Profit Table

	Fourth-Quarter	
(Millions of dollars)	**2001**	2000
Machinery	**$ 137**	$ 248
Engines	**39**	192
	$ 176*	$ 440

*Includes $153 million of nonrecurring charges.

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

Machinery operating profit decreased $111 million from fourth-quarter 2000. The favorable impact of the slightly higher physical sales volume was more than offset by the nonrecurring charges ($98 million).

Engine operating profit decreased $153 million from fourth-quarter 2000. The benefit of higher sales volumes was more than offset by lower price realization and the nonrecurring charges ($55 million). The lower price realization impact was mostly attributable to discounting on truck engines and electric power units.

Interest expense was $13 million lower than fourth-quarter 2000.

Other income/expense was income of $42 million compared with expense of $52 million last year. The favorable change was mostly due to the absence of foreign exchange losses experienced in 2000 (primarily the British pound and Brazilian real), higher gains on the sales of assets and the favorable settlement of a lawsuit.

FINANCIAL PRODUCTS

Revenues for the fourth quarter were $415 million, up $25 million or 6 percent compared with fourth-quarter 2000 (excluding revenue transactions with *Machinery and Engines*, revenues increased $27 million or 8 percent). The increase resulted primarily from continued portfolio growth at Cat Financial, which had record new retail finance activity, as well as increased extended warranty premiums at Caterpillar Insurance Holdings, Inc. (Cat Insurance).

Before tax profit decreased $9 million or 10 percent from fourth-quarter 2000. Increased profit at Cat Financial resulting from continued portfolio growth was more than offset by lower market returns on the investment portfolio at Cat Insurance.

INCOME TAXES

Excluding the nonrecurring charges reported in 2001, fourth-quarter tax expense reflects an effective annual tax rate of 32 percent for both 2001 and 2000.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $11 million from a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

(Millions of dollars)	2001	2000	1999
North America Geographic Region	**$10,260**	$10,492	$10,415
Engine sales included in the Power Products segment	**(3,470)**	(3,880)	(3,690)
Company owned dealer sales included in the All Other segment	**(438)**	(350)	(389)
North America Geographic Region sales which are included in the All Other segment	**(263)**	(197)	(133)
Other*	**(211)**	(204)	(262)
North America Marketing external sales	**$ 5,878**	$ 5,861	$ 5,941
EAME	**$ 5,114**	$ 5,041	$ 4,854
Power Products sales not included in the EAME Marketing segment	**(1,230)**	(1,306)	(1,352)
Other*	**(481)**	(405)	(368)
EAME Marketing external sales	**$ 3,403**	$ 3,330	$ 3,134
Latin America Geographic Region	**$ 1,639**	$ 1,431	$ 1,472
Power Products sales not included in the Latin America Marketing segment	**(284)**	(247)	(328)
Other*	**124**	92	85
Latin America Marketing external sales	**$ 1,479**	$ 1,276	$ 1,229
Asia/Pacific Geographic Region	**$ 2,014**	$ 1,949	$ 1,818
Power Products sales not included in the Asia/Pacific Marketing segment	**(350)**	(303)	(278)
Other*	**(253)**	(266)	(203)
Asia/Pacific Marketing external sales	**$ 1,411**	$ 1,380	$ 1,337

*Mostly represents external sales of the Construction & Mining Products and the All Other segments.

Machinery and Engines Sales by Geographic Region

(Millions of dollars)	Total	North America	EAME*	Latin America	Asia/Pacific
2001					
Machinery.........................	$12,158	$ 6,790	$ 3,215	$ 891	$ 1,262
Engines**	6,869	3,470	1,899	748	752
	$19,027	$10,260	$ 5,114	$ 1,639	$ 2,014
2000					
Machinery.........................	$11,857	$ 6,607	$ 3,121	$ 893	$ 1,236
Engines**	7,056	3,885	1,920	538	713
	$18,913	$10,492	$ 5,041	$ 1,431	$ 1,949
1999					
Machinery.........................	$11,705	$ 6,725	$ 2,955	$ 851	$ 1,174
Engines**	6,854	3,690	1,899	621	644
	$18,559	$10,415	$ 4,854	$ 1,472	$ 1,818

*Europe, Africa & Middle East and Commonwealth of Independent States.

**Does not include internal engine transfers of $1,231 million, $1,356 million, and $1,234 million in 2001, 2000, and 1999, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

2001 COMPARED WITH 2000

Sales and revenues for 2001 were $20.45 billion, 1 percent more than 2000. A 1 percent increase in physical sales volume and a 13 percent increase in Financial Products revenues were partially offset by the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro and Australian dollar).

Profit of $805 million, including nonrecurring charges of $153 million ($97 million after tax), was down $248 million. These charges were for the sale of the Challenger™ agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. Excluding nonrecurring charges, profit was $902 million, down $151 million or 14 percent. An increase in profit due to higher sales volume was more than offset by the unfavorable impact of cost inefficiencies caused by sharp volume shifts at some manufacturing facilities, slightly higher SG&A and the absence of a favorable $39 million tax adjustment at Cat Brasil Ltda. in 2000. SG&A increases were related to spending for future growth and to improve long-term cost structure. The negative impact of currency on sales was more than offset by a positive impact on costs.

MACHINERY AND ENGINES

Machinery sales were $12.16 billion, an increase over 2000 of $301 million resulting from a 3 percent increase in physical sales volume. Sales were higher in all regions except Latin America which was about flat.

Engine sales were $6.87 billion, a decrease of $187 million or 3 percent from 2000 even though physical volume was flat.

Unfavorable price realization resulting from competitive pressures in North America combined with the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars caused the sales decline.

Higher sales in the electric power, petroleum and marine sectors were offset by a substantial drop in truck engine sales.

Operating Profit Table

(Millions of dollars)	**2001**	2000	1999
Machinery.......................	**$ 849**	$1,001	$ 867
Engines	**348**	667	506
	$1,197*	$1,668	$1,373

*Includes $153 million of nonrecurring charges.

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

Machinery operating profit decreased $152 million from 2000. The benefit from slightly higher physical volume was more than offset by higher costs, including the nonrecurring charges ($98 million), employment-related cost increases and higher energy costs.

Engine operating profit decreased $319 million from 2000. The decline was primarily due to the lower price realization, impact of manufacturing inefficiencies related to sharp swings in production levels and the nonrecurring charges ($55 million).

Interest expense was $7 million lower than a year ago.

Other income/expense improved by $38 million due to lower foreign currency losses (primarily the British pound) in 2001.

Table of Supplemental Information

(Millions of dollars)	**2001**	2000	1999
Identifiable Assets:			
Machinery	**$10,121**	$ 9,602	$ 9,160
Engines.......................	**7,154**	6,952	6,998
Total	**$17,275**	$16,554	$16,158
Capital Expenditures:			
Machinery	**$ 616**	$ 573	$ 507
Engines.......................	**493**	327	398
Total	**$ 1,109**	$ 900	$ 905
Depreciation and Amortization:			
Machinery	**$ 424**	$ 419	$ 409
Engines.......................	**411**	394	363
Total	**$ 835**	$ 813	$ 772

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

FINANCIAL PRODUCTS

Revenues for 2001 were a record $1.65 billion, up $180 million or 12 percent compared with 2000 (excluding revenue transactions with *Machinery and Engines*, revenues increased $161 million or 13 percent). The increase resulted primarily from continued portfolio growth at Cat Financial.

Before tax profit increased $67 million or 24 percent from 2000. Record profit at Cat Financial resulted from increased spread on the receivables portfolio and increased gains on sales of receivables.

INCOME TAXES

Excluding the tax effect of the nonrecurring charges reported in 2001 and the favorable tax adjustment of $39 million at Caterpillar Brasil Ltda. in 2000, tax expense in both years reflects an effective tax rate of 32 percent.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $31 million from a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd.

SUPPLEMENTAL INFORMATION

Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

Sales (including both sales to end users and deliveries to dealer rental operations) in North America were higher than 2000. Sales increased as a result of strong customer acceptance of several new models and a shift in product mix toward larger machines. These factors more than offset the impact of lower industry demand in the United States and Canada. For the region, sales into mining were up sharply due to strong demand from the coal mining industry. Sales into waste and agriculture also increased. Sales into general construction, quarry & aggregates, forestry and industrial declined. Sales into heavy construction remained at record high levels.

For the EAME region, sales increased into general construction, waste, agriculture, heavy construction, mining, forestry and quarry & aggregates. Sales into the industrial sector declined.

Sales in Asia/Pacific increased to the mining, heavy construction, quarry & aggregates and waste sectors. Sales into forestry, general construction, industrial and agriculture declined from a year ago.

In Latin America, sales were higher as increases in heavy construction, general construction, mining, waste and agriculture more than offset lower sales into forestry, quarry & aggregates and industrial.

Dealer Inventories of New Machines

Worldwide dealer new inventories at year-end 2001 were below year-earlier levels in all regions. Inventories compared to current selling rates were near year-earlier levels in all regions except EAME where they were lower.

Engine Sales to End Users and OEMs

We recorded another record year in electric power engine sales despite slower sales growth. That, combined with strong sales into the North American petroleum sector, which benefited both reciprocating and turbine engines, partially offset significantly weaker on-highway truck engine sales in North America.

In EAME, stronger demand in marine and petroleum sectors was more than offset by significantly lower demand for industrial engines resulting in slightly lower 2001 sales.

Sales in Asia/Pacific rose marginally with all of the sales gains coming from the marine sector. Sales in Latin America rose slightly with all of the sales gain coming from substantially improved petroleum and electric power demand.

Overall, worldwide engine sales were slightly lower in 2001.

2000 COMPARED WITH 1999

Sales and revenues for 2000 were $20.18 billion, $473 million higher than 1999. The increase was primarily due to a 3 percent increase in physical sales volume and a 10 percent increase in *Financial Products* revenues, partially offset by the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro). Profit of $1.05 billion was $107 million more than 1999. Operating profit improved due primarily to higher physical volume, improved price realization (excluding currency) and manufacturing efficiencies. The unfavorable impact of currency on sales was offset by a favorable impact on costs, with no effect on operating profit. However, the change in other income was unfavorable $113 million primarily due to foreign exchange translation losses in 2000. Income taxes were favorably impacted by an adjustment at Caterpillar Brasil Ltda. in the third quarter of 2000. Profit per share of $3.02 was up 39 cents from 1999.

MACHINERY AND ENGINES

Machinery sales were $11.86 billion, an increase of $152 million or 1 percent from 1999. A 4 percent increase in physical sales volume was largely offset by the effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro). Higher sales in EAME, Asia/Pacific and Latin America more than offset lower sales in North America. Sales in North America declined due to lower industry demand, which more than offset the positive impact of a slower rate of inventory reduction by dealers compared to 1999. In EAME, sales were higher due to increased industry demand throughout the region and dealer inventory growth. Sales in Latin America improved as dealers held inventory steady compared to sharp cutbacks in 1999. Sales in Asia/Pacific were up as improved retail demand more than offset slower dealer inventory growth.

Engine sales were $7.06 billion, an increase of $202 million or 3 percent from 1999. The increase was due to a 2 percent increase in physical sales volume and higher price realization.

Higher sales in North America, Asia/Pacific and EAME more than offset lower sales in Latin America. Sales benefited from robust demand worldwide for electric power generation, and improved share of industry sales of engines to North American truck OEMs. These positive factors more than offset the impact of a sharply lower North American truck industry.

Machinery operating profit increased $134 million, or 15 percent, from 1999 due to higher sales volume and lower selling, general, and administrative (SG&A) expenses. These favorable items were partially offset by unfavorable geographic mix.

Engine operating profit increased $161 million, or 32 percent, from 1999 due to improved manufacturing efficiencies, better product mix related to increased demand for electric power, and higher sales volume. These were partially offset by higher SG&A and research and development (R&D) expenses.

Interest expense was $23 million higher than 1999 due to higher average debt levels.

Other income/expense was expense of $126 million compared with income of $66 million in 1999. The adverse change was mostly due to discounts taken on the sales of trade receivables and unfavorable foreign currency results. The discounts on sales of trade receivables relate to the revolving program with Caterpillar Financial Services, which was implemented in 1998 as a cost-effective means of financing operations.

FINANCIAL PRODUCTS

Revenues for 2000 were a record $1.47 billion, up $188 million, or 15 percent, compared with 1999 (excluding revenue transactions with *Machinery and Engines*, revenues increased $119 million, or 10 percent). The increase resulted primarily from continued growth in Cat Financial's portfolio.

Before tax profit increased $27 million, or 11 percent, from 1999. Record profit at Cat Financial resulting from continued portfolio growth was partially offset by a reduction in favorable reserve adjustments at Caterpillar Insurance Co. Ltd. (Cat Insurance).

INCOME TAXES

Both 2000 and 1999 tax expense reflect an estimated annual effective tax rate of 32 percent. However, 2000 income tax expense was favorably affected by a positive adjustment of $39 million at Caterpillar Brasil Ltda. in the third quarter.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results declined $8 million from 1999, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of FG Wilson from an affiliated company to a consolidated subsidiary in July 1999.

LIQUIDITY & CAPITAL RESOURCES

Sources of funds

The company generates its capital resources primarily through operations. Consolidated operating cash flow was $1.99 billion for 2001, compared with $2.06 billion for 2000. The decrease was largely due to lower profit and increased working capital requirements. We anticipate that the majority of future capital resource requirements will be funded by operating cash flow which is largely driven by profit. See our Outlook beginning on page A-32.

Debt is also a source of capital resources for the company. Total debt as of December 31, 2001 was $16.60 billion, an increase of $1.54 billion from year-end 2000. During 2001, debt related to *Machinery and Engines* increased $357 million, to $3.78 billion, while debt related to *Financial Products* (Cat Financial) increased $1.06 billion to $13.02 billion. We have a global credit facility of $4.25 billion available to both *Machinery and Engines* and Cat Financial to support commercial paper programs. Cat Financial may use up to 90% of the available facility subject to a maximum debt to equity and a minimum interest coverage ratio. *Machinery and Engines* may use up to 100% of the available facility subject to a minimum level of net worth. Based on these restrictions, and the allocation decisions of available credit made by management, the facility available to Cat Financial at December 31, 2001 was $3.65 billion. The facility is comprised of two components of equal amounts expiring in September 2002 and September 2006. Our total credit commitments as of December 31, 2001 were:

	Consolidated	Machinery and Engines	Financial Products
(Millions of dollars)			
Credit lines available:			
Global credit facility..............	$4,250	$4,250	$3,650
Other external	970	436	534
Intercompany....................	—	500	821
Total credit lines available.........	5,220	5,186	5,005
Utilized credit......................	345	219	126
Unused credit	$4,875	$4,967	$4,879

We also generate funding through the securitization of receivables. In 2001, we generated $2,477 million and $630 million of capital resources from the securitization of trade and finance receivables, respectively. As of December 31, 2001, we had trade and finance receivables of $2,647 million and $12,116 million, respectively.

We do not generate material funding through structured finance transactions.

Committed funds

The company has committed cash outflow related to debt and operating lease agreements and capital expenditures. Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

(Millions of dollars)							
2002	2003	2004	2005	2006	After 2006	Total
$187	$148	$106	$73	$58	$332	$904

The aggregate amounts of maturities of long-term debt, including that due within one year and classified as current, are:

(Millions of dollars)

	2002	2003	2004	2005	2006	After 2006	Total
Machinery and Engines …	$ 73	$ 277	$ 47	$ 18	$ 353	$ 2,797	$ 3,565
Financial Products ..	3,058	3,141	812	406	2,581	859	10,857
	$ 3,131	$ 3,418	$ 859	$ 424	$ 2,934	$ 3,656	$14,422

We had commitments for the purchase of construction or capital assets of approximately $260 million at December 31, 2001.

We did not have contingent liabilities with more than a remote chance of occurrence at December 31, 2001.

Machinery and Engines
Operating cash flow was $1.41 billion for 2001, compared with $1.63 billion for 2000. The decrease was primarily due to lower profit and increased working capital requirements in 2001. Capital expenditures for 2001, excluding equipment leased to others, were $1.07 billion compared with $891 million for 2000. During the second quarter of 2001, $600 million of 10- and 30-year debt was sold. $250 million in notes priced at 6.55% is due in 2011. $350 million in debentures priced at 7.3% is due in 2031. The proceeds from the offering were used for general corporate purposes and to lower overall debt costs. During the third quarter of 2001, Caterpillar Inc. filed with the Securities and Exchange Commission to periodically sell up to $500 million in debt securities. The debt to debt-plus-equity ratio as of December 31, 2001 was 40%.

Financial Products
Operating cash flow was $590 million for 2001, compared with $474 million for 2000. The increase was primarily due to higher profit and decreased working capital requirements in 2001. Cash used to purchase equipment leased to others was $830 million in 2001. In addition, net cash used for finance receivables was $838 million in 2001, compared with $1.20 billion in 2000. December 31, 2001 finance receivables past due over 30 days were 3.9%, compared with 3.6% at the end of 2000.

Financial Products debt was $13.02 billion at December 31, 2001, an increase of $1.06 billion from December 31, 2000, and primarily comprised $9.02 billion of medium-term notes, $217 million of notes payable to Caterpillar, $126 million of notes payable to banks, and $3.47 billion of commercial paper. During the second quarter of 2001, $500 million of five-year debt, priced at 5.95%, was sold. The proceeds from the offering were used for general corporate purposes and to lower overall debt costs. The ratio of debt to equity of Cat Financial was 7.7:1 at December 31, 2001 compared with 8.0:1 at December 31, 2000.

Dividends paid per common share

Quarter	2001	2000	1999
First	$ .340	$ .325	$ .300
Second	.340	.325	.300
Third	.350	.340	.325
Fourth	.350	.340	.325
	$1.380	$1.330	$1.250

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets and reserves for warranty, product liability losses, postemployment benefits, post-sale discounts, credit losses and certain nonrecurring costs. We use the following methods and assumptions in determining our estimates:

Warranty reserve — Determined by applying historical claim rate experience to the current field population and dealer inventory. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty expense. These rates are applied to the field population and dealer inventory to determine the reserve.

Product liability reserve — Determined based upon reported claims in process of settlement and actuarial estimates for losses incurred but not reported.

Postemployment benefit reserve — Determined in accordance with SFAS 87, 106 and 112 using the assumptions detailed in Note 8 to the Consolidated Financial Statements.

Post-sale discount reserve — The company extends numerous merchandising programs that provide discounts to dealers as products are sold to end users. The reserve is determined based on historical data adjusted for known changes in merchandising programs.

Residual values for leased assets — Determined based on the product, specifications, application, and hours of usage. Each product has its own model for evaluation that includes market value cycles and forecasts. Consideration is also given to the number of machines that will be returned from lease during a given time frame.

Credit loss reserve — Determined by applying historical credit loss experience to the current receivable portfolio with consideration given to the condition of the economy and trends in past due accounts.

Nonrecurring cost reserve — Determined in accordance with the appropriate accounting guidance depending upon the facts and circumstances surrounding the situation. 2001 nonrecurring charges discussed in Note 23 to the Consolidated Financial Statements were estimated in accordance with SFAS 5 and 121 and EITF 94-3.

We have incorporated many years of historical data into the determination of each of these estimates. We have a proven history of using accurate estimates and sound assumptions to calculate and record appropriate reserves and residual values.

EMPLOYMENT

At the end of 2001, Caterpillar's worldwide employment was 72,004 compared with 68,440 one year ago. Of the total increase, 1,815 resulted from acquisitions, primarily outside the United States.

Full-Time Employees at Year End

	2001	2000	1999
Inside U.S. ……………………	**38,664**	37,660	38,379
Outside U.S. …………………	**33,340**	30,780	28,517
Total………………………	**72,004**	68,440	66,896
By Region:			
North America.……………	**38,879**	37,870	38,560
EAME……………………	**23,531**	21,880	20,794
Latin America ……………	**7,012**	6,186	5,493
Asia/Pacific………………	**2,582**	2,504	2,049
Total …………………	**72,004**	68,440	66,896

OTHER MATTERS

ENVIRONMENTAL AND LEGAL MATTERS

The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In doing that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five of these sites, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency (EPA), the company is required to meet certain emission standards by October 2002. The Consent Decree provides for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. The EPA currently is in the process of setting these non-conformance penalties. If Caterpillar must pay non-conformance penalties, our results could be negatively impacted, but not materially in 2002.

On January 16, 2002, Caterpillar commenced an action against Navistar International Transportation Corporation and International Truck & Engine Corporation (Navistar). Caterpillar seeks a declaratory judgment upholding a long-term purchase contract plus damages arising from Navistar's alleged breach of contract. On January 17, 2002, Navistar commenced an action against Caterpillar that alleges we breached various aspects of the long-term purchase contract. We believe Navistar's claims are without merit, and resolution of these matters will not have a material impact on our financial statements.

SENSITIVITY

Foreign Exchange Rate Sensitivity

Based on the anticipated and firmly committed cash inflow and outflow for our *Machinery and Engines* operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2002 cash flow for our *Machinery and Engines* operations by $62 million. Last year, similar assumptions and calculations yielded a potential $62 million adverse impact on 2001 pretax earnings.

Since our policy for *Financial Products* operations is to hedge the foreign exchange risk when the currency of our debt portfolio does not match the currency of our receivable portfolio, a 10% change in the value of the U.S. dollar relative to all other currencies would not have a material effect on our consolidated financial position, results of operations, or cash flow. Neither our policy nor the effect of a 10% change in the value of the U.S. dollar has changed from that reported at the end of last year.

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results could well be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

Interest Rate Sensitivity

For our *Machinery and Engines* operations, we currently use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2002 pretax earnings of *Machinery and Engines* by $3 million. Last year, similar assumptions and calculations yielded a potential $22 million adverse impact on 2001 pretax earnings.

For our *Financial Products* operations, we use interest rate derivative instruments primarily to meet our "match funding" objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 2002 pretax earnings of *Financial Products* by $15 million. Last year, similar assumptions and calculations yielded a potential $15 million adverse impact on 2001 pretax earnings.

The effect of the hypothetical change in interest rates ignores the effect this movement may have on other variables including changes in actual sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change are also ignored. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

OUTLOOK

Summary

After a severe slowdown in 2001, world economic growth as well as growth in industrial production are projected to improve, albeit gradually, over the course of 2002. This improvement will be driven by lower interest rates and energy costs around the globe, combined with significant fiscal stimulus in North America.

While world growth is expected to improve gradually, momentum is expected to build from very weak activity levels at the beginning of 2002. As a result, world growth is expected to be about flat in the first half — a significant slowdown from growth rates in the first half of 2001 — before picking up momentum and closing the year with annualized growth rates approaching 3 percent.

In this economic environment, worldwide industry opportunity and company sales and revenues are projected to be about flat compared with 2001. For the full year we expect profit to be up slightly compared to 2001, excluding the 2001 nonrecurring charges, although we expect significantly lower profit in the first half, particularly the first quarter. The full-year profit improvement reflects the company's continuing actions to reduce costs and improve efficiencies.

North America

In the United States, even though a supplementary fiscal stimulus package was not approved, Congress approved an increase for transportation funding in 2002. Leading economic indicators began recovering at the close of 2001 as consumer spending and expectations rebounded from the retrenchment that we saw after the September 11 terrorist attacks. As a result, the U.S. economy is on track for flat to slightly positive growth in the first quarter, followed by stronger growth in the second, and gaining momentum in the third and fourth quarters of 2002. The Canadian economy will track the U.S. closely, and consumer spending and housing in Canada will benefit as well from scheduled personal tax reductions.

Industry sales of construction and industrial machines are projected to be flat to down slightly in most sectors. Coal mining is expected to be down moderately.

Reciprocating and turbine engine sales are expected to be flat to up slightly. For truck engine sales, we expect industry heavy-duty truck engine volumes to be down moderately. Volumes for electric power are expected to be about flat. As a result, company sales in North America are expected to be about flat.

EAME

In EAME, growth in Europe is expected to lag the recovery in North America by about a quarter. We expect a weak first quarter to be followed by a flat second quarter and improving growth in the second half of 2002. Weak commodity prices are expected to restrain growth in Africa/Middle East and the CIS. Company sales in the EAME region are projected to be about flat.

Asia/Pacific

In Asia/Pacific, business conditions are expected to improve in developing Asia in the second half of 2002 in response to the U.S. recovery, but Japan is expected to remain weak and continue to be a drag on the regional recovery. Growth in China is expected to continue at a solid rate, leading to higher sales, and sales in Australia are expected to be up slightly. Company sales in the region are expected to be down slightly.

Latin America

In Latin America, business conditions in Mexico are expected to improve in conjunction with the U.S. recovery, while power shortages in Brazil are expected to become less acute in 2002. There was a sharp increase in political and economic uncertainty in Argentina at the end of last year. Our outlook assumes that the majority of the negative shocks to machine and engine industry demand will be confined to Argentina. Company sales for the region are expected to be down slightly.

* * *

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 23, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS ■

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services:

Stock Transfer Agent

Mellon Investor Services

P.O. Box 3315

South Hackensack, NJ 07606-3315

phone: (866) 203-6622 (U.S. and Canada)

(201) 231-5649 (Outside U.S. and Canada)

hearing impaired:

(800) 329-8660 (U.S. and Canada)

(201) 329-8354 (Outside U.S. and Canada)

Internet home page: www.melloninvestor.com

Caterpillar Assistant Secretary

Laurie J. Huxtable

Assistant Secretary

Caterpillar Inc.

100 N.E. Adams Street

Peoria, IL 61629-7310

phone: (309) 675-4619

fax: (309) 675-6620

e-mail: **CATshareservices@CAT.com**

Stock Purchase Plan:

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent.

Current stockholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-shareholders can request program materials by calling: (800) 842-7629 (U.S. and Canada) or (201) 329-8660 (outside U.S. and Canada). The Investor Services Program materials are available online from Mellon's website or linked from www.CAT.com/dspp.

Investor Relations:

Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the company should contact:

Director of Investor Relations

James W. Anderson

Caterpillar Inc.

100 N.E. Adams Street, Peoria, IL 61629-5310

phone: (309) 675-4549

fax: (309) 675-4457

e-mail: **CATir@CAT.com**

Internet website: www.CAT.com/investor

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

Quarter	2001 High	2001 Low	2000 High	2000 Low
First	**49.63**	**39.75**	$55^1/_8$	$33^1/_2$
Second	**56.81**	**41.50**	$44^7/_8$	$33^{13}/_{16}$
Third	**55.72**	**40.35**	$39^5/_8$	$32^1/_2$
Fourth	**53.21**	**43.35**	$47^{15}/_{16}$	$29^9/_{16}$

Number of Stockholders: Stockholders of record at year-end totaled 36,339, compared with 36,253 at the end of 2000. Approximately 68% of our issued shares are held by institutions and banks, 24% by individuals, and 8% by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 4,810,070 shares of Caterpillar stock in 2001. Investment plans, for which membership is voluntary, held 28,751,756 shares for employee accounts at 2001 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 449,110 shares at 2001 year end.

Company Publications:

Current information:

- phone our Information Hotline — (800) 228-7717 (U.S. and Canada) or (858) 244-2080 (outside U.S. and Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail

- request, view, or download materials on-line or register for e-mail alerts by visiting www.CAT.com/materialsrequest

Historical information:

- view/download on-line at www.CAT.com/historical

Annual Meeting:

On Wednesday, April 10, 2002, at 1:30 p.m. Central Time, the annual meeting of stockholders will be held at the Bank One Auditorium, Chicago, Illinois. Requests for proxies are being mailed to stockholders with this report on or about March 1, 2002.

Internet:

Visit us on the Internet at www.CAT.com.

Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

DIRECTORS

Lilyan H. Affinito[1,3]	Former Vice Chairman, Maxxam Group Inc.
Glen A. Barton	Chairman and CEO, Caterpillar Inc.
W. Frank Blount[1,3]	Chairman and CEO, Cypress Communications Inc.
John R. Brazil[2,4]	President, Trinity University
John T. Dillon[1,3]	Chairman and CEO, International Paper
Juan Gallardo[1,2]	Chairman, Grupo Embotelladoras Unidas S.A. de C.V.
David R. Goode[1,2]	Chairman, President, and CEO, Norfolk Southern Corporation
James P. Gorter[1,2]	Former Chairman, Baker, Fentress & Company
Peter A. Magowan[2,4]	President and Managing General Partner, San Francisco Giants
William A. Osborn[1,2]	Chairman and CEO, Northern Trust Corporation and The Northern Trust Company
Gordon R. Parker[3,4]	Former Chairman, Newmont Mining Corporation
Charles D. Powell[2,4]	Chairman, Sagitta Asset Management Limited
Joshua I. Smith[3,4]	Chairman and Managing Partner, The Coaching Group LLC
Clayton K. Yeutter[3,4]	Of Counsel to Hogan & Hartson, Washington, D.C.

[1]*Member of Audit Committee (David R. Goode, chairman)*
[2]*Member of Compensation Committee (James P. Gorter, chairman)*
[3]*Member of Nominating & Governance Committee (John T. Dillon, chairman)*
[4]*Member of Public Policy Committee (John R. Brazil, chairman)*

OFFICERS

Glen A. Barton	Chairman and CEO	Robert R. Macier	Vice President
Vito H. Baumgartner	Group President	David A. McKie	Vice President
Gerald S. Flaherty[5]	Group President	F. Lynn McPheeters	Vice President,
Douglas R. Oberhelman	Group President		Chief Financial Officer
James W. Owens	Group President	Daniel M. Murphy	Vice President
Gerald L. Shaheen	Group President	Gerald Palmer	Vice President
Richard L. Thompson	Group President	James J. Parker	Vice President
R. Rennie Atterbury III[5]	Vice President,	Robert C. Petterson	Vice President
	General Counsel and Secretary	John E. Pfeffer	Vice President
Sidney C. Banwart	Vice President	Siegfried R. Ramseyer[5]	Vice President
Michael J. Baunton	Vice President	Edward J. Rapp	Vice President
James S. Beard	Vice President	Alan J. Rassi	Vice President
Richard A. Benson	Vice President	Gary A. Stroup	Vice President
James B. Buda	Vice President,	Gerard R. Vittecoq	Vice President
	General Counsel and Secretary	Sherril K. West	Vice President
Rodney L. Bussell	Vice President	Donald G. Western	Vice President
James E. Despain[5]	Vice President	Steven H. Wunning	Vice President
Michael A. Flexsenhar[5]	Vice President	Kenneth J. Zika	Controller
Thomas A. Gales	Vice President	Kevin E. Colgan	Treasurer
Donald M. Ings	Vice President	Robin D. Beran	Assistant Treasurer
Richard P. Lavin	Vice President	Tinkie E. Demmin	Assistant Secretary
Stuart L. Levenick	Vice President	Laurie J. Huxtable	Assistant Secretary
Duane H. Livingston	Vice President		

Note: All director/officer information is as of December 31, 2001, except as noted.

[5]*Will retire effective January 1, 2002.*

NOTES



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